Filed pursuant to General Instructions II.L. of Form F-10
File No. 333-222085

This prospectus supplement, together with the accompanying short form base shelf prospectus dated January 5, 2018 to which this prospectus supplement relates, as amended or supplemented, and each document deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying prospectus from documents filed with the securities commissions or similar authorities in the Canadian provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia. Copies of the documents incorporated herein by reference may be obtained on request without charge from the corporate secretary of Trillium Therapeutics Inc. at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, Telephone (416) 595-0627, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JANUARY 5, 2018

New Issue	Dated January 23, 2020

US$101,700,000

  35,731,818 Common Shares

1,250,000 Series II Non-Voting Convertible First Preferred Shares

Trillium Therapeutics Inc., or "we", "our", "us" or the "Corporation", is hereby qualifying for distribution of (a) 35,731,818 common shares of the Corporation or the "Common Shares"; and (b) 1,250,000 Series II Non-Voting Convertible First Preferred Shares of the Corporation, or the "Series II First Preferred Shares". The offering price is US$2.75 per Common Share and US$2.75 per Series II First Preferred Share, or the "offering price". The Common Shares and the Series II First Preferred Shares will be issued pursuant to an underwriting agreement dated January 23, 2020, or the "underwriting agreement", between us and Cowen and Company, LLC, as representative, or the "representative" of the underwriters named therein, or the "underwriters".

The Series II First Preferred Shares are being offered to those investors whose purchase of Common Shares in this offering may result in such investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our outstanding Common Shares following the consummation of this offering. Each Series II First Preferred Share is convertible into one Common Share, subject to adjustment, at any time at the option of the holder, provided that the holder will be prohibited from converting Series II First Preferred Shares into Common Shares if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% of the total number of our Common Shares then issued and outstanding, unless the holder gives us at least 61 days prior notice of an intent to convert into Common Shares that would cause the holder to own more than 4.99% of the total number of our Common Shares then issued and outstanding. See the discussion in the section of this prospectus supplement entitled "Description of Securities Offered Under This Prospectus Supplement".

The Common Shares are listed and posted for trading on the NASDAQ Capital Market, or "NASDAQ", and the Toronto Stock Exchange, or "TSX", under the symbol TRIL. On January 22, 2020, the last trading day prior to the date hereof, the closing price of the Common Shares on NASDAQ and TSX were US$3.27 and Cdn$4.28, respectively.

i

The Corporation has applied to list the Common Shares issuable under the offering on NASDAQ and the TSX. Listing on NASDAQ and the TSX is subject to the Corporation fulfilling all of the requirements of NASDAQ and the TSX, respectively. We have provided notice of the offering to the TSX and we are relying on the exemption included in section 602.1 of the TSX Company Manual. Listing of our Common Shares on the TSX will be subject to us fulfilling all the listing requirements of the TSX. The Corporation has not applied and does not intend to apply to list the Series II First Preferred Shares on any national securities exchange or other nationally recognized trading system. There will be no market through which the Series II First Preferred Shares may be sold and purchasers may not be able to resell the Series II First Preferred Shares purchased in this offering. See "Risk Factors".

We are an "emerging growth company" under the US Jumpstart Our Business Startups Act of 2012 and as such have elected to comply with certain reduced public company disclosure requirements.

___________

Price US$2.75 per Common Share

Price US$2.75 per Series II First Preferred Share

___________

	Price to the Public	Underwriters' Fee	Net Proceeds to the Corporation(2)
Per Common Share (1)	US$2.75	US$0.165	US$2.585
Total Common Shares	US$98,262,500	US$5,895,750	US$92,366,750
Per Series II First Preferred Share (1)	US$2.75	US$0.165	US$2.585
Total Series II First Preferred Shares	US$3,437,500	US$206,250	US$3,231,250
Total offering (3)	US$101,700,000	US$6,102,000	US$95,598,000

Notes:

(1) The offering price has been determined by negotiation between the Corporation and the representative. See "Underwriting".

(2) Before deducting the expenses of the offering, estimated to be approximately US$250,000, which, together with the underwriters' fee will be paid for by the Corporation out of the gross proceeds of the offering. See "Underwriting".

(3) Not inclusive of the Over-Allotment Option (as defined herein). If the Over-Allotment Option is exercised in full for Common Shares, the Price to the Public, Underwriters' Fee, and Net Proceeds to the Corporation will be approximately US$116,954,998, US$7,017,300, and US$109,937,698, respectively.

The Corporation has granted the underwriters an over-allotment option, or the "Over-Allotment Option", exercisable in whole or in part, at any time and from time to time, in the sole discretion of the underwriters, for a period of 30 days from the date of this prospectus supplement, to purchase up to an additional number of Common Shares, or the "Over-Allotment Common Shares", equal to 15% of the Common Shares and Series II First Preferred Shares sold pursuant to the offering, at the offering price, less the underwriters' fee, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option is hereby qualified for distribution under this prospectus supplement. Unless the context otherwise requires, all references to the "offering" in this prospectus supplement shall include the Over-Allotment Option and all references to "Common Shares" shall include the Over-Allotment Common Shares, as applicable.

The following table sets out the number of Common Shares issuable under the Over-Allotment Option:

Underwriters' Position	Number of Common Shares	Exercise Period	Exercise Price
Over-Allotment Option	5,547,272 Common Shares	30 days following the date of this prospectus supplement	US$2.585 per Common Share

The underwriters, as principals, conditionally offer the Common Shares and the Series II First Preferred Shares subject to prior sale, if, as and when issued by the Corporation and accepted by the underwriters, in accordance with the conditions contained in the underwriting agreement and subject to the approval of certain matters on behalf of the Corporation by Baker & McKenzie LLP, in regard to Canadian law, and Goodwin Procter LLP, in regard to United States law, and on behalf of the underwriters by Blake, Cassels & Graydon LLP, in regard to Canadian law, and Morgan, Lewis & Bockius LLP, in regard to United States law. None of the Common Shares or the Series II First Preferred Shares offered hereby will be offered or sold in Canada. The underwriters initially propose to offer the Common Shares and Series II First Preferred Shares directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of US$0.165 per Common Share and US$0.165  per Series II First Preferred Share under the public offering price with respect to sales of Common Shares and Series II First Preferred Shares. After the initial offering of the Common Shares and Series II First Preferred Shares, the offering price and other selling terms may from time to time be varied by the representative. Any reduction in the offering price will not affect the proceeds received by the Corporation. See "Underwriting".

ii

Subscriptions for Common Shares and Series II First Preferred Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing is expected to occur on or about January 28, 2020, or such other date as the Corporation and the representative may agree, but in any event no later than February 6, 2020. See "Underwriting".

NEITHER THE US SECURITIES AND EXCHANGE COMMISSION, OR "SEC", NOR ANY US STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this prospectus supplement, in accordance with International Financial Reporting Standards, or "IFRS", as issued by the International Accounting Standards Board, or "IASB". Our financial statements may not be comparable to the financial statements of United States issuers.

Purchasing the Common Shares and Series II First Preferred Shares may subject you to tax consequences in the United States and under Canadian tax legislation. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should consult and rely on your own tax advisors with respect to your own particular circumstances. See "Certain Canadian Federal Income Tax Considerations" and "Certain US Federal Income Tax Considerations".

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are a corporation existing under the laws of the Province of British Columbia and our principal place of business is in Canada. In addition, some or all of the directors and officers of the Corporation are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. See "US Enforcement of Civil Liabilities".

See "Risk Factors" in this prospectus supplement and the accompanying prospectus for a discussion of certain considerations relevant to an investment in the Common Shares and Series II First Preferred Shares offered hereby.

The financial information of the Corporation incorporated by reference herein is presented in Canadian dollars. Unless otherwise noted herein, all references to "US$", "United States dollars" or "US dollars" are to United States dollars and all references to "Cdn$" or "$", are to Canadian dollars. See "Exchange Rate".

The head office of the Corporation is located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9. The registered office is located at Suite 1750 - 1055 W. Georgia Street, P.O. Box 11125, Vancouver, British Columbia, V6E 3P3.

Sole Book-Running Manager

Cowen

Co-Manager

Bloom Burton Securities

iii

Prospectus dated January 5, 2018

IMPORTANT NOTICE

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Common Shares and Series II First Preferred Shares being offered and the method of distribution of those securities and also supplements and updates information regarding the Corporation contained in the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about the Common Shares, Series II First Preferred Shares and other securities that may be offered from time to time. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying prospectus. Before investing, you should carefully read both this prospectus supplement and the accompanying prospectus together with the additional information about the Corporation to which we refer you in the sections of this prospectus supplement entitled "Documents Incorporated by Reference".

You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. Neither we nor the underwriters have authorized anyone to provide readers with information that is inconsistent with this prospectus supplement. If anyone provides you with any different or inconsistent information, you should not rely on it. We are offering the Common Shares and Series II First Preferred Shares only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus and you should not assume otherwise. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates. We do not undertake to update the information contained or incorporated by reference herein or in the prospectus, except as required by applicable securities laws. This prospectus supplement shall not be used by anyone for any purpose other than in connection with the offering.

Market data and certain industry forecasts used in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information and we do not make any representation as to the accuracy of such information.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a "shelf" registration statement on Form F-10 that we have filed with the SEC. Each time we sell our securities under the accompanying prospectus we will provide a prospectus supplement that will contain specific information about the terms of that offering including price, the number and type of securities being offered, and the plan of distribution. The shelf registration statement became effective under the rules and regulations of the SEC on January 8, 2018. This prospectus supplement describes the specific details regarding the offering including the price, number of Common Shares and Series II First Preferred Shares being offered, and the placement arrangements. The accompanying prospectus provides general information about the Corporation, some of which, such as the section entitled "Plan of Distribution", may not apply to the offering. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

Some of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based.

In this prospectus supplement, the "Corporation", "we", "us" and "our" refer to Trillium Therapeutics Inc. and its subsidiaries.

We are subject to the information requirements of the US Securities Exchange Act of 1934, as amended, or the "Exchange Act", and applicable Canadian securities legislation, and in accordance therewith, we file reports and other information with the SEC and with the securities regulatory authorities in the provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, we may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

The SEC maintains a website (www.sec.gov) that makes available reports and other information that we file electronically with it, including the registration statement hereto which this prospectus supplement forms a part.

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying prospectus. See "Documents Incorporated by Reference".

Copies of reports, statements and other information that we file with the Canadian provincial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym "SEDAR".

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, financial information in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus, has been prepared in accordance with IFRS. The financial information of the Corporation incorporated by reference herein is presented in Canadian dollars. Unless otherwise noted herein, all references to "US$", "United States dollars" or "US dollars" are to United States dollars and all references to "$" or "Cdn$" are to Canadian dollars.

EXCHANGE RATE

The following table sets forth, for each period indicated, the high, low and average exchange rates for Canadian dollars expressed in United States dollars, as provided by the Bank of Canada. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this prospectus supplement may vary. The average exchange rate is calculated by using the average of the closing prices on the last day of each month during the relevant period. On January 22, 2020, the average exchange rate for one Canadian dollar expressed in United States dollars as reported by the Bank of Canada, was Cdn$1.00 = US$.7624. The high and low exchange rates are intra-day values rather than noon or closing rates.

Years Ended December 31,
	2019	2018	2017
Average rate for period	US$ 0.75	US$ 0.77	US$ 0.77
High for period	US$ 0.77	US$ 0.81	US$ 0.82
Low for period	US$ 0.74	US$ 0.73	US$ 0.73

US ENFORCEMENT OF CIVIL LIABILITIES

Trillium Therapeutics Inc. is a British Columbia corporation and its principal place of business is in Canada. Some or all of our directors and officers are resident outside of the United States and most or all of our assets and the assets of those persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation or our directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the US Securities Act of 1933, as amended, or the "US Securities Act". You should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against us or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against us or such persons predicated on the United States federal securities or any such state securities or "blue sky" laws. We believe that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We also believe, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with the registration statement on Form F-10 of which this prospectus supplement forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Puglisi & Associates as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court, arising out of or related to or concerning the offering of Common Shares under this prospectus supplement.

Luke Beshar, Robert Kirkman, Michael Moore, Thomas Reynolds, Helen Tayton-Martin and Jan Skvarka are our directors who reside outside of Canada and they have appointed the Corporation at its business address as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus, contain forward-looking statements within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate", "may", "will", "could", "leading", "intend", "contemplate", "shall", "propose", "plan" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements in this prospectus supplement or a document incorporated by reference may include, but are not limited to, statements with respect to:

  this offering, including the terms, potential completion and expected closing date of this offering and the intended use of net proceeds of this offering;

  our expected future loss and accumulated deficit levels;

  our projected financial position and estimated cash burn rate;

  our requirements for, and the ability to obtain, future funding on favourable terms or at all;

  our projections for the SIRPαFc development plans and progress of each of our products and technologies, particularly with respect to the timely and successful completion of studies and trials and availability of results from such studies and trials (including, but not limited to, the development plans and estimated timing set forth under the "Use of Proceeds" section of this prospectus supplement);

  our plans to focus development of TTI-621 on patients with cutaneous T cell lymphoma or "CTCL" based on our early clinical results;

  our expectations about our products' safety and efficacy;

  our expectations regarding our ability to arrange for and scale up the manufacturing of our products and technologies;

  our expectations regarding the progress, and the successful and timely completion, of the various stages of the regulatory approval process;

  our expectations about the timing of achieving milestones and the cost of our development programs;

  our observations and expectations regarding the relative low binding of SIRPαFc to red blood cells compared to anti-CD47 monoclonal antibodies and proprietary CD47-blocking agents and the potential benefits to patients;

  our ability to intensify the dose of TTI-621 with the goal of achieving increased blockade of CD47;

  our expectation that we will achieve levels of TTI-622 in patients sufficient to obtain sustained CD47 blockade;

  our expectation that TTI-622 is likely to be more effective in combination with agents that provide additional "eat" signals to macrophages or other forms of immune activation;
  our expectation of the continued listing of our Common Shares on NASDAQ;
  our plans to market, sell and distribute our products and technologies;

  our expectations regarding the acceptance of our products and technologies by the market;

  our expectations about our STING agonist program and our ability to secure a strategic partnership to develop this program further;

  our ability to retain and access appropriate staff, management and expert advisers;

  our ability to secure strategic partnerships with larger pharmaceutical and biotechnology companies;

  our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements; and

  our strategy with respect to the protection of our intellectual property.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management's expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Factors that could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to:

  substantial fluctuation of losses from quarter to quarter and year to year due to numerous external risk factors, and anticipation that we will continue to incur significant losses in the future;

  uncertainty as to our ability to raise additional funding to support operations;

  our ability to generate product revenue to maintain our operations without additional funding;

  the risks associated with the development of our product candidates which are at early stages of development;

  positive results from preclinical and early clinical research are not necessarily predictive of the results of later-stage clinical trials;

  reliance on third parties to plan, conduct and monitor our preclinical studies and clinical trials;

  our product candidates may fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or may not otherwise produce positive results;

  risks related to filing Investigational New Drug applications to commence clinical trials and to continue clinical trials if approved;

  the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;

  the risk that we may not achieve our publicly announced milestones according to schedule or at all;

  competition from other biotechnology and pharmaceutical companies;

  our reliance on the capabilities and experience of our key executives and scientists and the resulting loss of any of these individuals;

  our ability to fully realize the benefits of acquisitions;

  our ability to adequately protect our intellectual property and trade secrets;

  our ability to source and maintain licenses from third-party owners;

  the risk of patent-related litigation; and

  our expectations regarding our status as a passive foreign investment company, or "PFIC",

all as further and more fully described under the section entitled "Risk Factors" in our annual report on Form 20-F, dated March 11, 2019, for the year ended December 31, 2018 (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form) or "Annual Report", and our management's discussion and analysis of the financial condition and results of operations, or "MD&A", dated November 7, 2019, both of which are incorporated by reference. See "Documents Incorporated By Reference".

Although the forward-looking statements contained in this prospectus supplement are based upon what our management believes to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward-looking statements.

Any forward-looking statements represent our estimates only as of the date of this prospectus supplement and should not be relied upon as representing our estimates as of any subsequent date. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required by securities legislation.

DOCUMENTS INCORPORATED BY REFERENCE

Incorporated by reference into this prospectus supplement is certain information contained in documents filed by the Corporation with the securities regulatory authorities in Canada. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein.

You may obtain copies of the documents incorporated by reference in this prospectus supplement on request without charge from our corporate secretary at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, Telephone (416) 595-0627, and electronically on SEDAR at www.sedar.com.

The following documents are specifically incorporated by reference in and form an integral part of the accompanying prospectus and this prospectus supplement:

(i) our Annual Report;

(ii) our management information circular dated May 17, 2019 relating to our annual and special meeting of shareholders held on June 27, 2019;

(iii) our audited annual consolidated financial statements, together with the notes thereto, as at December 31, 2018 and 2017 and for the years then ended prepared under IFRS, as issued by the IASB, and the auditors' report thereon addressed to our shareholders dated March 7, 2019;

(iv) our MD&A for the years ended December 31, 2018 and 2017 dated March 7, 2019;

(v) our unaudited interim condensed consolidated financial statements, together with the notes thereto, for the three and nine months ended September 30, 2019 and 2018, prepared in compliance with International Accounting Standards 34, Interim Financial Reporting, dated November 7, 2019;

(vi) our MD&A for the three and nine months ended September 30, 2019 and 2018 dated November 7, 2019; and

(vii) our material change report dated March 14, 2019 relating to the offering of 6,550,000 common share units and 12,200,000 Series II Non-Voting Convertible First Preferred Share units at a price of US$0.80 per common share unit and US$0.80 per Series II Non-Voting Convertible First Preferred Share unit, for gross proceeds of approximately US $15 million.

Any documents of the type referred to in Section 11.1 of Form 44-101F1 - Short Form Prospectus, if filed by us with the securities regulatory authorities in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia after the date of this prospectus supplement and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus supplement.

When new documents of the type referred to in the paragraphs above are filed by the Corporation with the securities regulatory authorities in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia during the currency of this prospectus supplement, such documents will be deemed to be incorporated by reference in this prospectus supplement and the previous documents of the type referred to in the paragraphs above will no longer be deemed to be incorporated by reference in this prospectus supplement.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report that is filed with or furnished to the SEC, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this prospectus supplement forms a part. In addition, we may incorporate by reference into the registration statement of which this prospectus supplement forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein. Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

SUMMARY OF THE OFFERING

The following is a summary of the principal features of the offering and is subject to, and should be read together with the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this prospectus supplement and the accompanying prospectus.

Issuer	Trillium Therapeutics Inc.

Issue	35,731,818 Common Shares (US$98,262,500). 1,250,000 Series II First Preferred Shares (US$3,437,500). (Up to 5,547,272 Common Shares pursuant to the Over-Allotment Option).

Price to the Public	US$2.75 per Common Share. US$2.75 per Series II First Preferred Share.

Settlement Cycle

We expect to deliver the securities offered hereby against payment on or about the third business day following the date of this prospectus supplement. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade securities offered hereby on the date of this prospectus supplement will be required, by virtue of the fact that the securities initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of securities offered hereby who wish to trade such securities on the date of this prospectus supplement should consult their own advisor.

Use of Proceeds

The net proceeds of the offering (being US$95,598,000 or US$109,937,698 if the Over-Allotment Option is exercised in full for Common Shares) will be used by the Corporation for: (i) the clinical development of our CD47 programs; and (ii) research, manufacturing and regulatory activities, and working capital and general corporate purposes. See "Use of Proceeds".

Dividend Policy

We have not paid any dividends since the beginning of our most recently completed financial year. While we are not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the Business Corporations Act (British Columbia), or "BCBCA", we do not currently intend to pay dividends on any of our Common Shares in the foreseeable future.

Risk Factors

An investment in the Common Shares and Series II First Preferred Shares is speculative and involves a high degree of risk. Each purchaser should carefully consider the risks described in this prospectus supplement under the heading "Risk Factors" and elsewhere, and the documents incorporated by reference therein and herein (including under the heading "Risk Factors" in the Annual Report and MD&A) and the accompanying prospectus for a discussion of factors that you should read and consider before investing in the Common Shares and/or Series II First Preferred Shares.

Trading Symbol	Common Shares - NASDAQ and TSX: TRIL. We do not intend to apply for listing of our Series II First Preferred Shares on any national securities exchange or other nationally recognized trading system.

THE CORPORATION

The following is a summary of information pertaining to the Corporation and does not contain all the information about the Corporation that may be important to you. You should read the more detailed information including but not limited to the Annual Report, financial statements and related notes and MD&A that are incorporated by reference into and are considered to be a part of this prospectus supplement and please refer to the heading "The Corporation" beginning on page 6 of the accompanying prospectus.

Organization of the Corporation

We were incorporated under the Business Corporations Act (Alberta) on March 31, 2004 as Neurogenesis Biotech Corp. On October 19, 2004, we amended our articles of incorporation to change our name from Neurogenesis Biotech Corp. to Stem Cell Therapeutics Corp., or "SCT". On November 7, 2013, SCT was continued under the OBCA. On June 1, 2014 we filed articles of amalgamation to amalgamate SCT with our wholly-owned subsidiary, Trillium Therapeutics Inc., and renamed the combined company Trillium Therapeutics Inc. On January 1, 2017, we filed articles of amalgamation to amalgamate the Corporation with our wholly-owned subsidiary Fluorinov. On December 18, 2019, we were continued under the laws of the Province of British Columbia.

Our head office is located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9. Our registered office is Suite 1750 - 1055 W. Georgia Street, P.O. Box 11125, Vancouver, British Columbia, V6E 3P3. We have one wholly-owned subsidiary, Trillium Therapeutics USA Inc., which was incorporated March 26, 2015 in the State of Delaware, with an office in Cambridge, Massachusetts. Our website address is www.trilliumtherapeutics.com. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this prospectus supplement or the accompanying prospectus and such information is not incorporated by reference herein or therein.

Business of the Corporation

We are a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. Our lead program, TTI-621, is a SIRPαFc fusion protein that consists of the CD47-binding domain of human SIRPα linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory ("do not eat") signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic ("eat") signals. The IgG1 Fc region of TTI-621 may also assist in the activation of macrophages by engaging Fc receptors. TTI-621 has shown single agent activity by both local and/or systemic delivery in multiple B- and T-cell lymphoma indications and has been well tolerated in over 200 patients to date.

We are also developing a second SIRPαFc fusion protein, TTI-622, which is in a phase 1 clinical trial. TTI-622 consists of the extracellular CD47-binding domain of human SIRPα linked to a human immunoglobulin G4, or IgG4 Fc region, which has a decreased ability to engage Fc receptors than an IgG1 Fc. Both SIRPαFc fusion proteins enable CD47 blockade with different levels of Fc receptor engagement on macrophages and thus may find unique applications.

We also have an internally-developed small molecule stimulator of interferon genes, or "STING", agonist program available for out-license.

Recent Developments

The Company announced on January 16, 2020 that it regained compliance with the NASDAQ minimum bid price requirement for continued listing on the NASDAQ and that the matter is now closed.

On January 22, 2020, the Company terminated the sales agreement dated as of June 19, 2018 with Cowen and Company, LLC, and no additional offers will be made under the prospectus supplement dated June 19, 2018 with respect thereto. Prior to termination, the Company did not sell any Common Shares available to be sold pursuant to such sales agreement.

RISK FACTORS

Investing in the Common Shares and Series II First Preferred Shares is speculative and involves a high degree of risk. You should carefully consider the risks below and under the heading "Risk Factors" in the accompanying prospectus and in the Annual Report, MD&A, and the other documents incorporated by reference into this prospectus supplement that summarize the risks that may materially affect our business before making an investment in the Common Shares and Series II First Preferred Shares. See "Documents Incorporated by Reference". If any of these risks occur, our business, results of operations or financial condition could be materially adversely affected. In that case, the trading price of our Common Shares could decline, and you may lose all or part of your investment. The risks set out in the documents indicated above are not the only risks we face. You should also refer to the other information set forth in this prospectus supplement and the documents incorporated by reference.

Risks Related to the Offering

Volatility of market price for our Common Shares.

The market price of our Common Shares may be volatile. The volatility may affect the ability of holders of Common
Shares to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to the Corporation's operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts' estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors. In addition, the market price for securities in the stock markets, including the NASDAQ and the TSX, recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Common Shares.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our shareholders.

Our management will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend most of the net proceeds from this offering in ways that our shareholders may not desire or that do not yield a favourable return. You will not have the opportunity, as part of your investment in the Common Shares and Series II First Preferred Shares, to influence the manner in which the net proceeds of this offering are used. At the date of this prospectus supplement, we intend to use the net proceeds from this offering to fund our clinical development activities of our CD47 programs and for research, manufacturing and regulatory activities, and working capital and general corporate purposes. See "Use of Proceeds." However, our needs may change as our business and the industry evolve. As a result, the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

We are likely a PFIC, and may continue to be a PFIC, which may have adverse US federal income tax consequences for US shareholders.

US investors should be aware that we believe we were classified as a PFIC during the tax years ended December 31, 2019 and 2018, and based on current business plans and financial expectations, we may be a PFIC for the current tax year and in future tax years. If we are a PFIC for any year during a US shareholder's holding period of our Common Shares or Series II First Preferred Shares, then such US shareholder generally will be required to treat any gain recognized upon a disposition of our Common Shares or Series II First Preferred Shares, or any so-called "excess distribution" received on our Common Shares or Series II First Preferred Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election, or "QEF Election", or a "mark-to-market" election or "Mark-to-Market Election" with respect to our Common Shares or Series II First Preferred Shares. A US shareholder who makes a QEF Election with respect to our Common Shares or Series II First Preferred Shares generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, which may or may not be readily available, whether or not we distribute any amounts to our shareholders. A US shareholder who makes the Mark-to-Market Election for our Common Shares generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the shareholder's adjusted tax basis therein. A Mark-to-Market Election is not expected to be available with respect to our Series II First Preferred Shares. Each US shareholder should consult its own tax advisors regarding the PFIC rules and the US federal income tax consequences of the acquisition, ownership and disposition of our Common Shares or Series II First Preferred Shares.

The value of our Series II First Preferred Shares is directly tied to the value of our Common Shares, and any change in the value of our Common Shares will be reflected in the value of our Series II First Preferred Shares.

There is no established public trading market for our Series II First Preferred Shares, and we do not expect a market to develop. As a result, because each offered Series II First Preferred Shares will be convertible into one Common Share, subject to adjustment and to certain limitations, we expect the value of our Series II First Preferred Shares to have a value directly tied to the value of our Common Shares. Accordingly, any change in the trading price of our Common Shares will be reflected in the value of our Series II First Preferred Shares, and the price of our Common Shares may be volatile.

There may be no market for the Series II First Preferred Shares

The Corporation has not applied and does not intend to apply to list the Series II First Preferred Shares on any national securities exchange or other nationally recognized trading system. There will be no market through which the Series II First Preferred Shares may be sold and purchasers may not be able to resell the Series II First Preferred Shares purchased in this offering. This may affect the pricing of the Series II First Preferred Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Series II First Preferred Shares and the extent of issuer regulation.

USE OF PROCEEDS

The net proceeds that we will receive from the offering after deducting fees payable to the underwriters will be approximately US$95,598,000 (or US$109,937,698 if the Over-Allotment Option is exercised in full for Common Shares).

We intend to use the net proceeds to:

(i) complete the dose optimization intravenous trial of TTI-621 in patients with CTCL;

(ii) complete the dose escalation phase 1 trial of TTI-622 in patients with lymphoma;

(iii) initiate trials of intravenous TTI-621 and TTI-622 as monotherapies, or in combination with other agents in indications that may include acute myeloid leukemia (AML), myelodysplastic syndromes (MDS), peripheral T-cell lymphoma (PTCL), CTCL and multiple myeloma; and

(iv) the balance of proceeds will also support research, manufacturing and regulatory activities, and be used for working capital and general corporate purposes.

Due to the nature of research and development and the product commercialization and regulatory process, there is no assurance that the milestones referenced above will be achieved and there can be no assurance with respect to the time, funds or resources that may be required. We expect that additional specific milestones will be identified as the clinical trials progress. Only a portion of the funds for the above business objectives are in place and allocated at present. If we are unable to raise additional financing as contemplated above, our pace of development may be reduced, and we may need to revise our development plans or be unable to proceed with certain aspects of those plans. Although we intend to spend the net proceeds from the offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from the offering. See "Risk Factors" in this prospectus supplement. While actual expenditures may differ from these amounts and allocations, we expect to use the net proceeds in furtherance of our business.

CONSOLIDATED CAPITALIZATION

Since November 7, 2019, the date of our most recently filed interim unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2019 and 2018, other than as disclosed below, there have been no changes in our capitalization. See "Prior Sales".

As at January 22, 2020, the Company has 33,689,619, 7,050,000, and 0, Common Shares, Series II First Preferred Shares, and Series I Non-Voting Convertible First Preferred Shares, issued and outstanding, respectively.

PRIOR SALES

Prior Sales

We have not issued any Common Shares or Series II First Preferred Shares, or any securities that are convertible or exchangeable into those classes of securities, from treasury for the 12-month period before the date of this prospectus supplement, other than as follows:

Date of Issuance	Price per Security or Exercise Price (as applicable)	Number of and Description of Securities
March 8, 2019	US$0.80	6,550,000 common share units and 12,200,000 Series II Non-Voting Convertible First Preferred Share units issued pursuant to a public offering.
March 13, 2019	n/a	1,000,000 Common Shares issued from the conversion of 1,000,000 Series II First Preferred Shares.
March 20, 2019	n/a	2,000,000 Common Shares issued from the conversion of 2,000,000 Series II First Preferred Shares.
March 27, 2019	n/a	2,050,000 Common Shares issued from the conversion of 2,050,000 Series II First Preferred Shares.
May 10, 2019	Cdn$0.77	620,000 options issued under the 2018 Stock Option Plan.
May 21, 2019	n/a	975,000 Common Shares issued from the conversion of 975,000 Series II First Preferred Shares.
May 27, 2019	n/a	775,000 Common Shares issued from the conversion of 775,000 Series II First Preferred Shares.
July 2, 2019	Cdn$0.44	25,500 options issued under the 2018 Stock Option Plan.
September 3, 2019	Cdn$0.44	1,000 options issued under the 2018 Stock Option Plan.
September 5, 2019	Cdn$0.38	50,000 options issued under the 2018 Stock Option Plan.
September 25, 2019	Cdn$0.54	1,800,000 options issued under the 2019 Inducement Stock Option Plan.
November 7, 2019	Cdn$0.38	1,074,600 options issued under the 2018 Stock Option Plan.
November 26, 2019	n/a	900,000 Common Shares issued from the conversion of 900,000 Series II First Preferred Shares.
December 2, 2019	Cdn$0.44	4,500 options issued under the 2018 Stock Option Plan.
January 2, 2020	n/a	1,100,000 Common Shares issued from the conversion of 1,100,000 Series II First Preferred Shares.
January 3, 2020	US$0.96	29,000 Common Shares issued on the exercise of 29,000 common share purchase warrants
January 6, 2020	US$0.96	200,000 Common Shares issued on the exercise of 200,000 common share purchase warrants
January 9, 2020	US$0.96	200,000 Common Shares issued on the exercise of 200,000 common share purchase warrants
January 10, 2020	US$0.96	871,000 Common Shares issued on the exercise of 871,000 common share purchase warrants
January 10, 2020	n/a	718,403 Common Shares issued from the conversion of 718,403 Series II First Preferred Shares.
January 13, 2020	US$0.96	5,000 Common Shares issued from on the exercise of 5,000 common share purchase warrants
January 15, 2020	n/a	572,385 Common Shares issued from the conversion of 17,171,541 Series I Non-Voting Convertible First Preferred Shares

Trading Price and Volume

Our Common Shares are traded on NASDAQ and the TSX under the symbols "TRIL". The following table sets forth, for the periods indicated, (i) the reported high and low prices (in US dollars) and the volume of Common Shares traded for each month on NASDAQ and (ii) the reported high and low prices (in Canadian dollars) and volume of Common Shares traded for each month on the TSX.

	TSX (Cdn$)			NASDAQ (US$)
Calendar Period	High	Low	Total Volume (#)	High	Low	Total Volume (#)
January 2019	2.76	2.10	216,929	2.13	1.57	5,294,188
February 2019	2.25	0.92	816,210	1.81	0.68	6,909,458
March 2019	1.16	0.74	1,058,650	0.89	0.55	31,051,858
April 2019	0.96	0.71	616,100	0.72	0.52	25,237,121
May 2019	0.90	0.48	883,050	0.68	0.35	22,922,237
June 2019	0.55	0.40	633,140	0.42	0.30	10,525,964
July 2019	0.50	0.40	192,982	0.39	0.30	4,183,524
August 2019	0.47	0.32	421,939	0.35	0.24	3,977,813
September 2019	0.55	0.38	244,147	0.43	0.28	5,309,269
October 2019	0.44	0.32	229,373	0.34	0.24	4,063,344
November 2019	0.48	0.30	280,645	0.35	0.25	6,754,166
December 2019	1.39	0.36	2,071,141	1.17	0.29	36,130,461
January 1 - 22, 2020	5.11	1.37	9,861,680	3.90	1.05	155,820,513

DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS SUPPLEMENT

Common Shares

The holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders and to one vote per share held at each such meeting, and they are entitled to receive dividends as determined and declared by our board of directors.

Subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to or concurrently with the holders of the Common Shares, our board of directors may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

In the event of a liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares entitled to receive our assets upon such a distribution in priority to or concurrently with the holders of the Common Shares, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the Common Shares at the time outstanding without preference or distinction.

Series II First Preferred Shares

The holders of Series II First Preferred Shares are not entitled to vote at any meeting of our shareholders (except in limited circumstances provided for in the BCBCA).

The holders of Series II First Preferred Shares are entitled to receive dividends as determined and declared at the discretion of our board of directors on a parity basis with the holders of shares of the other series of First Preferred shares and, at the discretion of our board of directors, either in priority to, or equally on a share-for-share basis with, holders of our Common Shares or Class B shares. If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends, with respect to shares of a series of our First Preferred shares is not paid in full, the shares of the series will participate on a pro rata basis with the shares of all other series of that class of shares with respect to all accumulated cumulative dividends, whether or not declared, and all declared non-cumulative dividends.

Each issued and fully paid Series II First Preferred Share may at any time be converted, at the option of the holder, into one Common Share, subject to adjustment. Notwithstanding the foregoing, holders of Series II First Preferred Shares will be prohibited from converting Series II First Preferred Shares into Common Shares if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% (which the holder may elect to increase or decrease by written notice to us to any other percentage specified in such notice, provided that any increase (but not decrease) will not be effective until the 61st day after such notice) of the total number of our Common Shares then issued and outstanding, unless the holder gives us at least 61 days prior notice of an intent to convert into Common Shares that would cause the holder to own more than 4.99% of the total number of our Common Shares then issued and outstanding.

In addition, we will not be required to deliver to a holder any Common Shares upon a conversion of our Series II First Preferred Shares into Common Shares if our Common Shares are then listed and posted for trading on the Toronto Stock Exchange, or if applicable, such other stock exchange on which the Common Shares are principally traded, and to the extent that the conversion would result in the holder, together with any person acting jointly or in concert with the holder within the meaning of the Securities Act (Ontario), beneficially owning or exercising control or direction over Common Shares representing more than:

1.  9.99% of our outstanding Common Shares unless the holder (or, where the holder is not an individual, any director, officer or insider of the holder) has first provided:

(a)  the stock exchange with a personal information form pursuant to the rules of that stock exchange and the form has been approved by the stock exchange; and

   (b)  a copy of the approval of the personal information form by the stock exchange to us; and

2.  19.99% of our outstanding Common Shares, unless we have received approval from the stock exchange and the holders of our Common Shares of the issuance of Common Shares at a meeting of holders of Common Shares which we will call, at our expense, in accordance with the applicable policies of the stock exchange.

In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, or in the event of a reduction or redemption of our capital stock, the holders of Series II First Preferred Shares are entitled to receive an amount per share equal to that amount of money that we received as consideration for such Series II First Preferred Shares or, in the event that Series II First Preferred Shares were not issued for money, then the amount equal to the fair value of any property we received as consideration for the issuance of such Series II First Preferred Shares divided by the number of Series II First Preferred Shares issued, the whole before any amount shall be paid by us or any of our assets shall be distributed to holders of our Common Shares and Class B shares. After such payment, the holders of Series II First Preferred Shares are not entitled to share in any further distribution of our property or assets. If any amount payable on return of capital in the event of our liquidation, dissolution or winding-up in respect of shares of a series of our First Preferred Shares is not paid in full, the shares of the series will participate on a pro rata basis with the shares of all other series of that class of shares with respect to all amounts payable on return of capital in the event of our liquidation, dissolution or winding-up.

If a Fundamental Transaction (as defined below) occurs while any of the Series II First Preferred Shares are outstanding, then a holder of Series II First Preferred Shares shall have the right to receive (in exchange for such shares) in the event that our Common Shares are exchanged for other securities, cash or property in the Fundamental Transaction, the same kind and amount of securities, cash and property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if such holder had been, immediately prior to such Fundamental Transaction, the holder of our Common Shares. If the holders of our Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the holder of our Series II First Preferred Shares shall be given the same choice as to the alternate consideration it receives upon any conversion of Series II First Preferred Shares following such Fundamental Transaction.

In the event of a "takeover bid" that is a "formal bid" (as such terms are defined under applicable securities laws in the Province of Ontario) for our Common Shares, the offeror of such bid shall make an offer to acquire the same percentage of our outstanding Series II First Preferred Shares as the percentage of our Common Shares for which the formal bid is being made, and such offer shall be on the same terms and for the same amount and kind of per share consideration, as adjusted, that is offered to the holders of our common stock under the formal bid.

To the extent necessary to effectuate these provisions, to the extent the surviving corporation following a Fundamental Transaction is not our company, any successor or surviving entity in the Fundamental Transaction shall include in its organizational documents shares having the same terms and conditions as our Series II First Preferred Shares and shall issue to the holders of our Series II First Preferred Shares new preferred shares consistent with the foregoing provisions.

"Fundamental Transaction" means (A) we effect any amalgamation, merger, business combination or other transaction with another person, other than a wholly-owned subsidiary, or an arrangement pursuant to the BCBCA or another transaction pursuant to which a person, or group of person acting jointly or in concert, acquires all of our issued and outstanding Common Shares, (B) we effect any sale, lease or other disposition of all or substantially all of our assets, or (C) we effect any reclassification of our Common Shares or any compulsory share exchange pursuant (other than as a result of certain dividends or subdivisions) to which our Common Shares are effectively converted into or exchanged for other securities, cash or property, or any similar transaction or series of transactions involving us or our subsidiaries, directly or indirectly.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement dated January 23, 2020 with respect to the Common Shares and Series II First Preferred Shares being offered.  Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of Common Shares and Series II First Preferred Shares set forth opposite its name below.  Cowen and Company, LLC is the representative of the underwriters.

Name	Number of Common Shares	Number of Series II First Preferred Shares	Number of Over-Allotment Common Shares
Cowen and Company, LLC	33,051,932	1,156,250	5,131,227
Bloom Burton Securities Inc.	2,679,886	93,750	416,045
Total	35,731,818	1,250,000	5,547,272

The underwriters are committed to purchase all the Common Shares and Series II First Preferred Shares offered by us if they purchase any securities. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Common Shares and Series II First Preferred Shares offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters may terminate their obligations under the underwriting agreement by notice given by the representative to us, if, after the execution and delivery of the underwriting agreement and prior to the closing time (i) there has been, in the judgment of the representative, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of us and our subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, (ii) there has occurred any material adverse change in the financial markets in the United States, Canada or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any other change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the representative, impracticable or inadvisable to proceed with the completion of this offering or to enforce contracts for the sale of the securities offered hereby, (iii) trading in any of our securities has been suspended or materially limited by the SEC, NASDAQ, the Ontario Securities Commission or any other applicable Canadian provincial securities regulator or the TSX (other than temporary trading halts), (iv) trading generally on the NYSE American or the New York Stock Exchange, or in the NASDAQ Global Select Market, NASDAQ Global Market or NASDAQ or on the TSX has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the SEC, the Financial Industry Regulatory Authority (FINRA) or any other governmental entity, (v) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, Canada or with respect to Clearstream or Euroclear systems in Europe, or (vi) if a banking moratorium has been declared by either US federal, Canadian or New York authorities.

The underwriters propose to offer the Common Shares and Series II First Preferred Shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of US$0.165 per Common Share and US$0.165 per Series II First Preferred Share. After the public offering of the Common Shares and Series II First Preferred Shares, the offering price and other selling terms may be changed by the underwriters. Any reduction in the offering price will not affect the proceeds received by us.  Subject to the restrictions discussed herein, sales of Common Shares and Series II First Preferred Shares made outside of the United States may be made by affiliates of the underwriters.

We have granted the underwriters an Over-Allotment Option, exercisable in whole or in part, at any time and from time to time, in the sole discretion of the underwriters, for a period of 30 days from the date of this prospectus supplement, to purchase up to  Common Shares, equal to 15% of the Common Shares and Series II First Preferred Shares sold pursuant to the offering, at the offering price, less the underwriters' fee, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option is qualified for distribution under this prospectus supplement.

The underwriting fee is equal to the public offering price per share less the amount paid by the underwriters to us per Common Share and Series II First Preferred Share. The underwriting fee is US$0.165 per Common Share and US$0.165    per Series II First Preferred Share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the Over-Allotment Option to purchase additional shares.

		No Exercise			Full Exercise
		Common Shares		Series II First Preferred Shares		Common Shares		Series II First Preferred Shares

Per share	US$	0.165	US$	0.165	US$	0.165	US$	0.165

Total	US$	5,895,750	US$	206,250	US$	6,811,050	US$	206,250

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$250,000.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade securities offered hereby on the date of this prospectus supplement will be required, by virtue of the fact that the securities initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of securities offered hereby who wish to trade such securities on the date of this prospectus supplement should consult their own advisor.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC, a registration statement under the US Securities Act relating to, any of our Common Shares, Series II First Preferred Shares, or securities convertible into or exchangeable or exercisable for any of our Common Shares or Series II First Preferred Shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Shares, Series II First Preferred Shares, or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of Common Shares or such other securities, in cash or otherwise), in each case without the prior written consent of Cowen and Company, LLC for a period of 90 days after the date of this prospectus supplement, other than our Common Shares and Series II First Preferred Shares to be issued hereunder pursuant to the sale of Common Shares or Series II First Preferred Shares or any of our Common Shares or Series II First Preferred Shares issued upon the exercise of options granted under our existing share-based compensation plans.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of Cowen and Company, LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our Common Shares, Series II First Preferred Shares or any securities convertible into, or exercisable or exchangeable for, our Common Shares or Series II First Preferred Shares (including, without limitation, Common Shares, Series II First Preferred Shares or such other securities which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of an option or warrant) or publicly disclose the intention to make any offer, sale, pledge or disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, Series II First Preferred Shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares, Series II First Preferred Shares or such other securities, in cash or otherwise, or (3) engage in any short selling of any Common Shares or Series II First Preferred Shares, subject to limited exceptions which include:

  transfers of securities as a bona fide gift or gifts;
  transfers of securities to any trust for the direct or indirect benefit of the holder or the immediate family of the holder;
  a distribution or other transfer by a partnership to its partners or former partners or by a limited liability company to its members or retired members or by a corporation to its stockholders or former stockholders or to any wholly owned subsidiary of such corporation;
  to the holder's affiliates or to any investment fund or other entity controlled or managed by the holder;
  pursuant to a qualified domestic relations order or in connection with a divorce settlement;
  by will or intestate succession upon the death of the undersigned; or
  to us in satisfaction of any tax withholding obligation.

In addition, the lock-up agreements do not limit (i) the transfer of the holder's securities in connection with the termination of the holder's services to us, provided that no filing under the Exchange Act is required or other public announcement is required or made, (ii) the exercise or exchange by the holder of any option or warrant to acquire any Common Shares, preferred shares or options to purchase Common Shares or preferred shares, pursuant to any stock option, stock bonus or other stock plan or arrangement, provided that the underlying securities continue to be subject to the transfer restrictions, (iii) the transfer of securities upon the completion of a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our securities involving a change in control, provided that if such transaction is not completed, the holder's securities remain subject to the transfer restrictions, (iv) the conversion of outstanding preferred shares into Common Shares, provided that any such Common Shares received upon such conversion shall be subject to the transfer restrictions and (v) the establishment of certain 10b5-1 trading plans under the Exchange Act.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the US Securities Act.

Our Common Shares are listed on the NASDAQ and on the TSX under the symbol "TRIL".  The Corporation has applied to list the Common Shares issuable under this offering on the NASDAQ and the TSX. Listing on the NASDAQ and the TSX is subject to the Corporation fulfilling all of the requirements of the NASDAQ and the TSX, respectively.  There is no established public trading market for our Series II First Preferred Shares and we do not expect a market to develop. In addition, we do not intend to apply for listing of our Series II First Preferred Shares on any national securities exchange or other nationally recognized trading system.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling Common Shares in the open market for the purpose of preventing or hindering a decline in the market price of the Common Shares while this offering is in progress. These stabilizing transactions may include purchasing Common Shares on the open market to cover positions created by short sales.

The underwriters have advised us that, pursuant to Regulation M of the US Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Common Shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Common Shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Common Shares or preventing or retarding a decline in the market price of the Common Shares, and, as a result, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ, in the over-the-counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our Common Shares on the NASDAQ prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the NASDAQ no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in the Common Shares during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our Common Shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Certain of the underwriters and their affiliates have provided and may provide in the future various investment banking and other financial services for us for which services they have received and may in the future receive, customary fees.

Selling Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The Common Shares and Series II First Preferred Shares described in this prospectus supplement are not being offered, sold or delivered, directly or indirectly, to any person in Canada or over the TSX. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Common Shares and Series II First Preferred Shares purchased by it to any person in Canada or over the TSX, and that it will include a comparable provision in any selling group member agreement that it may enter into.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or the "Order" or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. Any offer will only be made in the UK directed at persons who are "qualified investors" (as defined in the Prospectus Regulation).

European Economic Area

In relation to each Member State of the European Economic Area (each, a "Member State"), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

A.        to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

B.        to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

C.        in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a "qualified investor" within the meaning of Article 2(e) of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an "offer to the public" in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

Israel

This prospectus supplement does not constitute a prospectus under the Israeli Securities Law, 5728-1968 or the "Israeli Securities Law", and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this Prospectus is being distributed only to, and is directed only at, and any offer of Common Shares and Series II First Preferred Shares is directed only (i) at a limited number of persons (35 investors or fewer during any given 12 month period) in accordance with Section 15A(a)(1) of the Israeli Securities Law and/or (ii) to investors listed in the first schedule to the Israeli Securities Law or the "Schedule", consisting primarily of joint investment in trust funds, provident funds, insurance companies, banking corporations, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and high net worth individuals, each as described in the Schedule (as it may be amended from time to time), collectively referred to as "qualified investors" (in each case purchasing for their own account or, where permitted under the Schedule, for the accounts of their clients who are investors listed in the Schedule). Qualified investors will be required to submit written confirmation that they fall within the scope of the Schedule, and that they are aware of the consequences of such designation and agree thereto.

CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material US federal income tax considerations applicable to a US Holder, as defined below, arising from and relating to the acquisition, ownership, and disposition of our Common Shares or Series II First Preferred Shares acquired in the offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax considerations that may apply to a US Holder arising from and relating to the acquisition, ownership, and disposition of our Common Shares or Series II First Preferred Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences to such US Holder, including, without limitation, specific tax consequences to a US Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. This summary does not address the US federal alternative minimum, US federal estate and gift, US state and local, and non-US tax consequences to US Holders of the acquisition, ownership, and disposition of our Common Shares or Series II First Preferred Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective US Holder should consult its own tax advisors regarding the US federal, US federal alternative minimum, US federal estate and gift, US state and local, and non-US tax consequences relating to the acquisition, ownership and disposition of our Common Shares or Series II First Preferred Shares.

No ruling from the Internal Revenue Service, or the "IRS", has been requested, or will be obtained, regarding the US federal income tax consequences of the acquisition, ownership, and disposition of our Common Shares or Series II First Preferred Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the US courts could disagree with one or more of the conclusions described in this summary.  This summary assumes the Series II First Preferred Shares are not treated as "non-qualified preferred stock" for US federal income tax purposes because of the manner in which they participate in certain fundamental matters, but no assurance is given in this regard.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended, or the "Code", Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the "Treaty", and US court decisions that are applicable, and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

US Holders

For purposes of this summary, the term "US Holder" means a beneficial owner of our Common Shares and/or Series II First Preferred Shares acquired in the offering that is for US federal income tax purposes:

  an individual who is a citizen or resident of the United States;
  a corporation (or other entity classified as a corporation for US federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
  an estate whose income is subject to US federal income taxation regardless of its source; or
  a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more US persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a US person.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

This summary does not address the US federal income tax considerations applicable to US Holders that are subject to special provisions under the Code, including, but not limited to, US Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the US dollar; (e) own our Common Shares or Series II First Preferred Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire our Common Shares or Series II First Preferred Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold our Common Shares or Series II First Preferred Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares or (i) US expatriates or former long-term residents of the United States. US Holders that are subject to special provisions under the Code, including, but not limited to, US Holders described immediately above, should consult their own tax advisors regarding the US federal, US federal alternative minimum, US federal estate and gift, US state and local, and non-US tax consequences relating to the acquisition, ownership and disposition of our Common Shares or Series II First Preferred Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for US federal income tax purposes holds our Common Shares or Series II First Preferred Shares, the US federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as "pass-through" entities for US federal income tax purposes should consult their own tax advisors regarding the US federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of our Common Shares or Series II First Preferred Shares.

General Rules Applicable to the Ownership and Disposition of Common Shares and Series II First Preferred Shares

The following discussion describes the general rules applicable to the ownership and disposition of our Common Shares and Series II First Preferred Shares but is subject in its entirety to the special rules described below under the heading "PFIC Rules."

Distributions on Common Shares or Series II First Preferred Shares

Subject to the discussion under "PFIC Rules," a US Holder that receives a distribution, including a constructive distribution, as described below, with respect to Common Shares or Series II First Preferred Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated "earnings and profits," as computed for US federal income tax purposes. To the extent that a distribution exceeds our current and accumulated "earnings and profits," such distribution will be treated first as a tax-free return of capital to the extent of a US Holder's tax basis in our Common Shares or Series II First Preferred Shares and thereafter as gain from the sale or exchange of such Common Shares or Series II First Preferred Shares. (See "Sale or Other Taxable Disposition of Common Shares and Series II First Preferred Shares", below.) However, we may not maintain the calculations of its earnings and profits in accordance with US federal income tax principles, and each US Holder should assume that any distribution by us with respect to our Common Shares will constitute dividend income. Any corporate US Holders should consult their tax advisor on the eligibility to receive the "dividends received deduction," including in connection with the rules applicable to PFICs, discussed below. Subject to applicable limitations and provided we are eligible for the benefits of the Treaty, dividends paid by us to non-corporate US Holders, including individuals, generally will be eligible for the preferential tax rates applicable to dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year with respect to such U.S. Holder. A dividend generally will be taxed to a US Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or the preceding tax year.  We believe that dividends received on our Common Shares or Series II First Preferred Shares by non-corporate US Holders are not expected to be eligible for the preferential "qualified dividend" income tax rate.  The dividend rules are complex, and each US Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares or Series II First Preferred Shares

Subject to the discussion under "PFIC Rules," upon the sale or other taxable disposition of our Common Shares or Series II First Preferred Shares, a US Holder generally will recognize capital gain or loss in an amount equal to the difference between the US dollar value of cash received plus the fair market value of any property received and such US Holder's tax basis in such Common Shares or Series II First Preferred Shares sold or otherwise disposed of. A US Holder's tax basis in our Common Shares or Series II First Preferred Shares generally will be such holder's US dollar cost for such Common Shares or Series II First Preferred Shares (adjusted for gains or losses previously recognized in connection with the rules applicable to PFICs, to the extent applicable, discussed below). Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, our Common Shares or Series II First Preferred Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a US Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Certain Adjustments to the Series II First Preferred Shares

Under Section 305 of the Code, an adjustment to the number of Common Shares that will be issued on the conversion of Series II First Preferred Shares, or an adjustment to the conversion ratio of the Series II First Preferred Shares, may be treated as a constructive distribution to a US Holder of Series II First Preferred Shares if, and to the extent that, such adjustment has the effect of increasing such US Holder's proportionate interest in our "earnings and profits" or our assets, depending on the circumstances of such adjustment (for example, if such adjustment is associated with a distribution of cash or other property to other shareholders). Adjustments to the conversion ratio of the Series II First Preferred Shares made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of Series II First Preferred Shares should generally not be considered to result in a constructive distribution. Any constructive distribution would be taxable whether or not there is an actual distribution of cash or other property (see "Distributions on Common Shares or Series II First Preferred Shares" above).

Conversion of the Series II First Preferred Shares into Common Shares

Subject to the PFIC rules discussed below and the Section 305 rules discussed above, a holder of Series II First Preferred Shares generally should not recognize gain or loss upon the conversion of Series II First Preferred Shares into our Common Shares pursuant to the right of conversion. However, if there are dividend arrearages (i.e., accumulated, undeclared and unpaid dividends) on the Series II First Preferred Shares, then the Common Shares received as consideration for such dividend arrearages could  be treated as a distribution on the Series II First Preferred Shares (see "Distributions on Common Shares or Series II First Preferred Shares" above).  The aggregate tax basis of our Common Shares received in the conversion will equal the aggregate tax basis in the Series II First Preferred Shares surrendered in the conversion and the holding period in our Common Shares received in the conversion will generally include the holding period of the Series II First Preferred Shares surrendered in the conversion. The adjusted tax basis of any common stock treated as a constructive dividend will be equal to its fair market value on the date of the exchange, and the holding period of such stock will commence on the day after such exchange.

Each US Holder should consult its own tax advisors regarding the tax consequences of the conversion of the Series II First Preferred Shares into our Common Shares pursuant to the right of conversion.

PFIC Rules

PFIC Status

We believe we were classified as a passive foreign investment company, or "PFIC", during the tax years ended December 31, 2019 and 2018, and based on current business plans and financial expectations, we believe that we may be a PFIC for the current tax year and in future tax years.  If we are a PFIC for any year during a US Holder's holding period, then certain potentially adverse rules may affect the US federal income tax consequences to a US Holder as a result of the acquisition, ownership and disposition of our Common Shares or Series II First Preferred Shares. The determination of whether any corporation is, was, or will be, a PFIC for a tax year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date hereof. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or any subsidiary) concerning its PFIC status. Each US Holder should consult its own tax advisors regarding our PFIC status and the PFIC status of our subsidiaries.

In any year in which we are classified as a PFIC, a US Holder of our Common Shares or Series II First Preferred Shares will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. US Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income is passive income, or the "income test", or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets, or the "asset test". For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Under certain attribution rules, if we are a PFIC, US Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC, or a Subsidiary PFIC, and will generally be subject to US federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such US Holders directly held the shares of such Subsidiary PFIC. In addition, US Holders may be subject to US federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of our Common Shares or Series II First Preferred Shares. Accordingly, US Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of our Common Shares or Series II First Preferred Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC for any tax year during which a US Holder owns our Common Shares or Series II First Preferred Shares, the US federal income tax consequences to such US Holder of the acquisition, ownership, and disposition of such shares will depend on whether and when such US Holder makes an election to treat us and each Subsidiary PFIC, if any, as a QEF Election under Section 1295 of the Code, or makes a Mark-to-Market Election with respect to our Common Shares under Section 1296 of the Code. A US Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing US Holder."

A Non-Electing US Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of our Common Shares or Series II First Preferred Shares and (b) any "excess distribution" received on our Common Shares or Series II First Preferred Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a US Holder's holding period for our Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our Common Shares or Series II First Preferred Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on our Common Shares or Series II First Preferred Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing US Holder's holding period for the respective Common Shares or Series II First Preferred Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to US federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing US Holder that is not a corporation must generally treat any such interest paid as "personal interest," which is generally not deductible.

With respect to a conversion of Series II First Preferred Shares into Common Shares, Section 1291(f) of the Code provides that, to the extent provided in Treasury Regulations, any normally available non-recognition provision will not apply to a US Holder's disposition of shares of a non-US corporation if the corporation was a PFIC for any taxable year that is included in whole or in part during the US Holder's holding period.  The US Treasury Department has issued proposed Treasury Regulations (which are not yet effective), but no final or temporary Treasury Regulations, under Section 1291(f). It is impossible to predict at this time whether, in what form, and with what effective date, final Treasury Regulations will be adopted and the IRS may view Section 1291(f) of the Code as self-executing notwithstanding the absence of final or temporary Treasury Regulations. US Holders of Series II First Preferred Shares should consult its own tax advisors regarding Section 1291(f) of the Code and the proposed Treasury Regulations issued thereunder.

If we are a PFIC for any tax year during which a Non-Electing US Holder holds our Common Shares or Series II First Preferred Shares, we will continue to be treated as a PFIC with respect to such Non-Electing US Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. A Non-Electing US Holder may be able to terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed herein), but not loss, as if such Common Shares or Series II First Preferred Shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A US Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares or Series II First Preferred Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares or Series II First Preferred Shares. A US Holder that makes a timely and effective QEF Election with respect to its Common Shares or Series II First Preferred Shares will be subject to US federal income tax on such US Holder's pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such US Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such US Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. The IRS has not issued rules regarding the allocation of net capital gain and ordinary earnings amounts to multiple classes of stock.  Accordingly, the proper manner for allocating such items between our Common Shares and Series II First Preferred Shares is not certain.  A US Holder that makes a QEF Election with respect to its Common Shares or Series II First Preferred Shares will be subject to US federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such US Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, US Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a US Holder that made a QEF Election has an income inclusion, such a US Holder may, subject to certain limitations, elect to defer payment of current US federal income tax on such amounts, subject to an interest charge. If such US Holder is not a corporation, any such interest paid will generally be treated as "personal interest," which is generally not deductible.

A US Holder that makes a timely and effective QEF Election with respect to us generally (a) would receive any distributions from us tax free to the extent that such distribution represents our "earnings and profits" that were previously included in income by the US Holder because of such QEF Election and (b) would adjust its tax basis in our Common Shares or Series II First Preferred Shares to reflect the amount included in income and/or received as a tax-free distribution because of such QEF Election. In addition, a US Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our Common Shares or Series II First Preferred Shares.

The procedure for making a QEF Election, and the US federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is "timely".  A QEF Election will be treated as timely if such QEF Election is made for the first year in the US Holder's holding period for our Common Shares or Series II First Preferred Shares in which we were a PFIC. A US Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such US Holder files a US federal income tax return for such year. If a US Holder does not make a timely and effective QEF Election for the first year in the US Holder's holding period for our Common Shares or Series II First Preferred Shares the US Holder may still be able to make a timely and effective QEF Election in a subsequent year if such US Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares or Series II First Preferred Shares were sold for their fair market value on the day the QEF Election is effective. If a US Holder makes a QEF Election but does not make a "purging" election to recognize gain, as discussed in the preceding sentence, then such US Holder shall continue to be subject to tax under the rules of Section 1291 discussed above. If a US Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the US Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a US Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the US Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

We: (a) will use commercially reasonable efforts to make available to US Holders, upon their written request after the end of a tax year, information as to our status as a PFIC, and (b) for each year in which we are a PFIC, provide to a US Holder, upon written request, all information and documentation that a US Holder making a QEF Election with respect to us is required to obtain for US federal income tax purposes.  We may elect to provide such information on our website.  However, US Holders should be aware that we can provide no assurances that we will provide any such information relating to a Subsidiary PFIC.  Because we may own shares in one or more Subsidiary PFICs at any time, US Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the US Holders do not obtain the required information.  Each US Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to us and any Subsidiary PFIC.

A US Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed US federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, US Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code, discussed above, that apply to Non-Electing US Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A US Holder may make a Mark-to-Market Election with respect to our Common Shares only if our Common Shares are marketable stock. Our Common Shares generally will be "marketable stock" if our Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Our Common Shares are currently traded on NASDAQ, a national securities exchange in the United States which is registered with the SEC. We believe that our Common Shares were "regularly traded" in the third and fourth calendar quarters of 2019 and we expect that our Common Shares will be "regularly traded" in the first calendar quarter of 2020.  However, there can be no assurance that our Common Shares will be "regularly traded" in subsequent calendar quarters. US Holders should consult their own tax advisors regarding the marketable stock rules.  Our Series II First Preferred Shares will not be marketable stock and the Mark-to-Market Election is not expected to be available with respect to our Series II First Preferred Shares.

A US Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a US Holder does not make a Mark-to-Market Election beginning in the first tax year of such US Holder's holding period for our Common Shares for which we are a PFIC or such US Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our Common Shares.

A US Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our Common Shares, as of the close of such tax year over (b) such US Holder's adjusted tax basis in such Common Shares. A US Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such US Holder's adjusted tax basis in our Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A US Holder that makes a Mark-to-Market Election generally also will adjust such US Holder's tax basis in our Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of our Common Shares, a US Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A US Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each US Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a US Holder may be eligible to make a Mark-to-Market Election with respect to our Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a US Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Certain additional adverse rules may apply with respect to a US Holder if we are a PFIC, regardless of whether such US Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a US Holder that uses our Common Shares or Series II First Preferred Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such shares.

Special rules also apply to the amount of foreign tax credit that a US Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a US Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each US Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the US federal income tax consequences of the acquisition, ownership, and disposition of our Common Shares or Series II First Preferred Shares.

Additional Considerations

Additional Tax on Passive Income

Certain US Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their "net investment income," which may include dividend income and net gains from the disposition of our Common Shares or Series II First Preferred Shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and Mark-to-Market inclusions and deductions may all be included in the calculation of net investment income. US Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of our Common Shares or Series II First Preferred Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a US Holder in foreign currency, or on the sale, exchange or other taxable disposition of our Common Shares or Series II First Preferred Shares generally will be equal to the US dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into US dollars at that time). A US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any US Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be US source income or loss for foreign tax credit purposes. Different rules apply to US Holders who use the accrual method. Each US Holder should consult its own US tax advisors regarding the US federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a US Holder generally may claim the amount of Canadian withholding tax withheld either as a deduction from gross income or as a credit against US federal income tax liability. Generally, a credit will reduce a US Holder's US federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a US Holder's income that is subject to US federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder's US federal income tax liability that such US Holder's "foreign source" taxable income bears to such US Holder's worldwide taxable income. In applying this limitation, a US Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "US source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a US Holder should be treated as US source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution that is treated as a "dividend" may be lower for US federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a US Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each US Holder should consult its own US tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under US federal income tax law, certain categories of US Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, US return disclosure obligations (and related penalties) are imposed on individuals who are US Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-US person, any financial instrument or contract held for investment that has an issuer or counterparty other than a US person and any interest in a foreign entity. US Holders may be subject to these reporting requirements unless their Common Shares or Series II First Preferred Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. US Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the US, or by a US payor or US middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, our Common Shares or Series II First Preferred Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a US Holder (a) fails to furnish such US Holder's correct US taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect US taxpayer identification number, (c) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the US backup withholding tax rules will be allowed as a credit against a US Holder's US federal income tax liability, if any, or will be refunded, if such US Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a US Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each US Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE FOREGOING DISCUSSION DOES NOT COVER ALL US TAX MATTERS THAT MAY BE IMPORTANT TO US HOLDERS. PROSPECTIVE US HOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL, NON-US AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES OR SERIES II FIRST PREFERRED SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCE.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the "Tax Act") generally applicable to a holder, or "Holder", who acquires as beneficial owner Common Shares or Series II First Preferred Shares pursuant to the offering and who, for the purposes of the Tax Act and at all relevant times deals at arm's length with us and the underwriters, is not affiliated with us or the underwriters, is not exempt from tax under Part I of the Tax Act, and who acquires and holds the Common Shares or Series II First Preferred Shares, and will hold Common Shares issued on the conversion of Series II First Preferred Shares as capital property. Generally, a Common Share or Series II First Preferred Share will be considered to be capital property to a Holder thereof provided that the Holder does not use the Common Share or Series II First Preferred Share in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired or been deemed to have acquired the Common Share or Series II First Preferred Share in one of more transactions considered to be an adventure or concern in the nature of trade.

This summary is generally applicable to a Holder, or a "Non-Resident Holder", who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act or any applicable income tax treaty or convention; and (ii) does not and will not use or hold, and is not and will not be deemed to hold, the Common Shares or Series II First Preferred Shares in connection with carrying on a business in Canada. This summary does not apply to a Holder that has or will enter into a "synthetic disposition arrangement" or "derivative forward agreement" (as such terms are defined in the Tax Act). This summary is also not applicable to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares or Series II First Preferred Shares.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency, or the "CRA", published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the "Tax Proposals", and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account any change in the administrative policies or assessing practices of the CRA.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares or Series II First Preferred Shares (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian Dollars. Amounts denominated in any other currency must be converted into Canadian Dollars generally based on the exchange rate quoted by the Bank of Canada for the applicable day or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Acquisition of Common Shares or Series II First Preferred Shares

When Common Shares or Series II First Preferred Shares are acquired by a Non-Resident Holder who already owns Common Shares or Series II First Preferred Shares, respectively, the cost of the newly acquired Common Shares or Series II First Preferred Shares will be averaged with the adjusted cost base of all Common Shares or Series II First Preferred Shares, respectively, owned by the Non-Resident Holder as capital property before that time for the purpose of determining the Non-Resident Holder's adjusted cost base of all Common Shares or Series II First Preferred Shares, respectively, held by such person.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by us are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Treaty, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder beneficially owning the dividends that is a resident of the United States for purposes of the Treaty, and entitled to the benefits of the Treaty, is generally limited to 15% of the gross amount of the dividend (or 5%, in the case of a Non-Resident Holder that is a resident of the United States for purposes of the Treaty, that is a corporation beneficially owning at least 10% of our voting shares). Non-Resident Holders are urged to consult their own tax advisors to determine any entitlement to relief under an applicable income tax treaty.

Disposition of Common Shares or Series II First Preferred Shares

Upon a disposition (or a deemed disposition) of a Common Share or Series II First Preferred Share (other than a disposition of Common Shares or Series II First Preferred Shares to us unless purchased by us in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Non-Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such share to the Non-Resident Holder.

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share or Series II First Preferred Share, unless the Common Share or Series II First Preferred Share constitutes "taxable Canadian property" to the Non-Resident Holder thereof for purposes of the Tax Act, and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty. In addition, capital losses arising on the disposition or deemed disposition of a Common Share or Series II First Preferred Share will not be recognized under the Tax Act unless the Common Share or Series II First Preferred Share constitutes "taxable Canadian property" to the Non-Resident Holder thereof for purposes of the Tax Act.

Provided the Common Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the NASDAQ and TSX), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm's length held a membership interest, directly or indirectly through one or more partnerships, owned 25% or more of our issued shares of any class or series of shares; and (ii) more than 50% of the fair market value of our Common Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) "Canadian resource properties" (as defined in the Tax Act), (c) "timber resource properties" (as defined in the Tax Act) and (d) an option, an interest or right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may in certain circumstances otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Assuming that the Series II First Preferred Shares are not listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the NASDAQ and TSX), at the time of disposition, the Series II First Preferred Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following condition is met: more than 50% of the fair market value of our Series II First Preferred Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) "Canadian resource properties" (as defined in the Tax Act), (c) "timber resource properties" (as defined in the Tax Act) and (d) an option, an interest or right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, Series II First Preferred Shares may in certain circumstances otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Non-Resident Holders whose Common Shares or Series II First Preferred Shares may be taxable Canadian property should consult their own tax advisors.

Conversion of Series II First Preferred Shares to Common Shares by Non-Resident Holders

Generally, a Non-Resident Holder whose Series II First Preferred Shares are converted into Common Shares pursuant to the Non-Resident Holder's right of conversion should be deemed not to have disposed of the Series II First Preferred Shares and, accordingly, should not realize a capital gain (or capital loss) upon such conversion. The Non-Resident Holder should be deemed to have acquired the Common Shares at a cost equal to the aggregate of the adjusted cost base of the Series II First Preferred Shares immediately prior to the conversion. The Non-Resident Holder's adjusted cost base of the Common Share so acquired will be determined by averaging such cost with the adjusted cost base to the Non-Resident Holder of all other Common Shares, if any, owned by the Non-Resident Holder and held as capital property immediately prior to such acquisition.

AUDITORS

Our auditors are Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Ontario, Canada. Our audited consolidated financial statements as at December 31, 2018 and 2017 and for the years then ended incorporated by reference into this prospectus supplement have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, as indicated in their report dated March 7, 2019 as set forth in their report thereon incorporated herein. Ernst & Young LLP has been our auditors since inception on March 31, 2004.

LEGAL MATTERS

Certain legal matters relating to the issue of the Common Shares or Series II First Preferred Shares offered hereby will be passed upon by Baker & McKenzie LLP on behalf of us and by Blake, Cassels & Graydon LLP on behalf of the underwriters. Goodwin Procter LLP is acting as US counsel to us and Morgan, Lewis & Bockius LLP is acting as US counsel for the underwriters in the offering. As of the date hereof, the "designated professionals" (as such term is defined in Form 51-102F2 - Annual Information Form) of each of Baker & McKenzie LLP, Goodwin Procter LLP, Blake, Cassels & Graydon LLP and Morgan, Lewis & Bockius LLP, respectively, beneficially own, directly or indirectly, less than 1% of our Common Shares or the securities of our associates or affiliates.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying prospectus under "Documents Incorporated by Reference", the following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the registration statement on Form F-10 (File No. 333-222085), of which this prospectus supplement forms a part: (i) the form of underwriting agreement described in this prospectus supplement; (ii) powers of attorney from our directors and officers; and (iii) the consents of auditors and legal counsel.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, the accompanying prospectus supplement relating to the securities purchased by a purchaser or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to the applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or should consult with a legal adviser.

Short Form Base Shelf Prospectus

New Issue	Dated January 5, 2018

US$150,000,000

Common Shares
First Preferred Shares
Warrants
Units
Subscription Receipts

Trillium Therapeutics Inc., or “we”, “our”, “Trillium” or “the Corporation”, may from time to time during the 25-month period that this prospectus, or “Prospectus”, including any amendments, remains valid, offer and sell under this Prospectus in one or more offerings, for an aggregate offering price of up to US$150,000,000 (or the equivalent in other currencies or currency units): (i) common shares in the capital of the Corporation, or “Common Shares”; (ii) First Preferred shares in the capital of the Corporation, or “First Preferred Shares”; (iii) warrants to purchase Common Shares or First Preferred Shares, or “Warrants”; (iv) units, or “Units”, comprised of one or more of the other securities described in this Prospectus in any combination; and (v) subscription receipts, or “Subscription Receipts” (the Subscription Receipts, together with the Common Shares, First Preferred Shares, Warrants and Units, are referred to as the “Securities”). We may offer Securities in such amounts and at such prices and, in the case of the Warrants, Units and Subscription Receipts, on terms determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement, or “Prospectus Supplement”. We may sell the Warrants, the First Preferred Shares and the Subscription Receipts, in one or more series.

I-1

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or “IFRS”, and such financial statements are subject to Canadian auditing and independence standards. Thus, they may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the purchase of Securities may have tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement, may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement and in any event consult with a tax adviser.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Ontario, Canada, some or all of our officers and directors and some or all of the experts named in this Prospectus are residents of countries other than the United States, and most or all of our assets are located in Canada. See “Enforceability of Civil Liabilities”.

Neither the United States Securities and Exchange Commission, or “SEC”, nor any state securities regulator has approved or disapproved these Securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

There are certain risk factors that should be carefully reviewed by prospective purchasers. See “Risk Factors”.

The specific terms of any Securities offered will be set forth in a Prospectus Supplement, including where applicable: (i) in the case of the Common Shares, the number of Common Shares offered, the currency (which may be Canadian dollars or any other currency), the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution) and any other specific terms; (ii) in the case of the First Preferred Shares, the number and series of First Preferred Shares offered, the currency (which may be Canadian dollars or any other currency), the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution) and any other specific terms; (iii) in the case of Warrants, the designation and number of Warrants offered, the currency (which may be Canadian dollars or any other currency), the number and terms of the other Securities purchasable upon exercise of the Warrants, the exercise price, the dates and periods of exercise, adjustment procedures and any other specific terms; (iv) in the case of Units, the designation and number of Units offered, the offering price, the currency (which may be Canadian dollars or any other currency), the number and terms of the other Securities comprising the Units, and any other specific terms; and (v) in the case of the Subscription Receipts, the number of Subscription Receipts offered, the currency (which may be Canadian dollars or any other currency), the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and term of such Securities, and any other specific terms. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement before you invest in the Securities.

The Common Shares trade on the Toronto Stock Exchange, or the “TSX”, and on the NASDAQ Capital Market, or the “NASDAQ”, under the trading symbol “TRIL”. On December 14, 2017, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$10.00 and on the NASDAQ was US$7.75.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

We may sell the Securities to or through underwriters, dealers, placement agents or other intermediaries or directly to purchasers or through agents. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of such Securities, including, but not limited to any fees or compensation payable to them in connection with the offering and sale of a particular issue of Securities, the public offering price or prices of the Securities and the proceeds to us from the sale of the Securities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers will be less than the gross proceeds paid by the underwriter, dealer or agent to us. The price at which Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

Subject to applicable securities legislation, in connection with any offering of Securities under this Prospectus, the underwriters, if any, may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

You should only rely on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.

Our head and registered office is located at 2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9.

DEFINITIONS AND OTHER MATTERS

In this Prospectus, unless otherwise indicated, references to “Trillium”, “the Corporation”, “we”, “our” or similar terms are, unless otherwise stated or the context requires otherwise, to Trillium Therapeutics Inc. and the subsidiaries through which it conducts business. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles.

You should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. References to this “Prospectus” include documents incorporated by reference herein. We have not authorized anyone to provide readers with any different information. We are not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. The information in or incorporated by reference into this Prospectus is current only as of the date of this Prospectus or the date on the front of such other documents. It should not be assumed that the information contained in this Prospectus is accurate as of any other date regardless of the time of delivery of this Prospectus or any applicable Prospectus Supplement or of any sale of the Securities. Information contained on our website should not be deemed to be a part of this Prospectus or incorporated by reference into this Prospectus and should not be relied upon for the purpose of determining whether to invest in the Securities.

CURRENCY AND EXCHANGE RATE PRESENTATION

The financial statements incorporated by reference into this Prospectus are reported in Canadian dollars. All references to “dollars” or “$” in this Prospectus are to Canadian dollars, and all references to “US$” are to United States dollars.

The following table sets forth, for each period indicated, the high, low and average exchange rates for Canadian dollars expressed in United States dollars, as provided by the Bank of Canada. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this Prospectus may vary. The average exchange rate is calculated by using the average of the closing prices on the last day of each month during the relevant period. On January 4, 2018, the noon exchange rate for one Canadian dollar expressed in United States dollars as reported by the Bank of Canada, was $1.00 = US$0.7971. The high and low exchange rates are intra-day values rather than noon or closing rates.

	Nine months
	ended
$1 Canadian dollar equivalent in	September 30,	Year ended December 31,
United States dollars	2017	2016	2015	2014
Average rate for period	US$ 0.7683	US$ 0.7564	US$ 0.7756	US$ 0.9021
High for period	0.8245	0.8002	0.8562	0.9444
Low for period	0.7276	0.6821	0.7141	0.8568

ENFORCEMENT OF CIVIL LIABILITIES

Trillium Therapeutics Inc. is an Ontario corporation with its principal place of business in Canada. Some or all of the directors and officers of the Corporation are resident outside of the United States and most or all of its assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act of 1933, as amended, or the “U.S. Securities Act”. You should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. We believe that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We also believe, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with the registration statement on Form F-10 of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Puglisi & Associates as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court, arising out of or related to or concerning the offering of Securities under this Prospectus.

Luke Beshar, Robert Kirkman, Michael Moore, Thomas Reynolds and Helen Tayton-Martin are the directors who reside outside of Canada and they have appointed the Corporation at its business address as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

FORWARD-LOOKING STATEMENTS

This Prospectus contains forward-looking statements within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements in this Prospectus include, but are not limited to, statements with respect to:

•	our expected future loss and accumulated deficit levels;

•	our projected financial position and estimated cash burn rate;

•	our expectations about the timing of achieving milestones and the cost of our development programs;

•

our observations and expectations regarding the relative low binding profile of SIRPαFc to red blood cells compared to anti-CD47 monoclonal antibodies and proprietary CD47-blocking agents and the potential benefits to patients;

•	our requirements for, and the ability to obtain, future funding on favorable terms or at all;

•

our projections for the SIRPαFc development plan and progress of each of our products and technologies, particularly with respect to the timely and successful completion of studies and trials and availability of results from such studies and trials;

•	our ability to intensify the dose of TTI-621 with the goal of achieving increased blockade of CD47;

•	our expectations about the differentiated nature and potential for best-in-class product development programs and discovery research capabilities of Fluorinov Pharma Inc., or “Fluorinov”;

•	our ability to generate future product development programs with improved pharmacological properties and acceptable safety profiles using Fluorinov technology;

•	our expectations about whether various clinical and regulatory milestones with an existing Fluorinov compound will be achieved;

•	our expectations of the final quantum and form of any future contingent milestone payments related to the Fluorinov acquisition;

•	our expectations of the ability to secure the requisite approvals (including TSX or NASDAQ approvals) with respect to the issuance of any common shares in satisfaction of future milestone payments;

•	our expectations about our products’ safety and efficacy;

•	our expectations regarding our ability to arrange for and scale up the manufacturing of our products and technologies;

•	our expectations regarding the progress, and the successful and timely completion, of the various stages of the regulatory approval process;

•	our ability to secure strategic partnerships with larger pharmaceutical and biotechnology companies;

•	our strategy to acquire and develop new products and technologies and to enhance the safety and efficacy of existing products and technologies;

•	our plans to market, sell and distribute our products and technologies;

•	our expectations regarding the acceptance of our products and technologies by the market;

•	our ability to retain and access appropriate staff, management and expert advisers;

•

our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements; and

•	our strategy with respect to the protection of our intellectual property.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Factors that could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	substantial fluctuation of losses from quarter to quarter and year to year due to numerous external risk factors, and anticipation that we will continue to incur significant losses in the future;

•	uncertainty as to our ability to raise additional funding to support operations;

•	our ability to generate product revenue to maintain our operations without additional funding;

•	the risks associated with the development of our product candidates which are at early stages of development;

•	reliance on third-parties to plan, conduct and monitor our preclinical studies and clinical trials;

•	our product candidates may fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or may not otherwise product positive results;

•	risks related to filing Investigational New Drug applications, or “INDs”, to commence clinical trials and to continue clinical trials if approved;

•	the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;

•	competition from other biotechnology and pharmaceutical companies;

•	our reliance on the capabilities and experience of our key executives and scientists and the resulting loss of any of these individuals;

•	our ability to fully realize the benefits of acquisitions;

•	our ability to adequately protect our intellectual property and trade secrets;

•	our ability to source and maintain licenses from third-party owners;

•	the risk of patent-related litigation; and

•	our expectations regarding our status as a passive foreign investment company. See “Risk Factors”.

Although the forward-looking statements contained in this Prospectus are based upon what our management believes to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward-looking statements.

Any forward-looking statements represent our estimates only as of the date of this Prospectus and should not be relied upon as representing our estimates as of any subsequent date. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required by securities legislation.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with or delivered to securities commissions or similar authorities in British Columbia, Alberta, Manitoba, Ontario and Nova Scotia. Copies of the documents incorporated herein by reference may be obtained on request without charge from our corporate secretary at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9 telephone (416) 595-0627, and are available electronically at www.sedar.com.

We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference in, and form an integral part of this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any subsequently filed document that is also incorporated by reference in this Prospectus:

•	our annual information form (on Form 20-F), or “AIF”, dated March 10, 2017, for the year ended December 31, 2016;

•	our management information circular dated April 13, 2017 relating to annual and special meeting of shareholders held on May 26, 2017;

•

our audited consolidated financial statements, together with the notes thereto, as at December 31, 2016 and 2015 and for the years then ended prepared under IFRS, as issued by the IASB, and the auditors’ report thereon addressed to our shareholders dated March 9, 2017, or the “Annual Financial Statements”;

•	our management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2016 and 2015 dated March 9, 2017;

•

our unaudited interim condensed consolidated financial statements, together with the notes thereto, as at September 30, 2017 and 2016 and for the three and nine months then ended prepared in compliance with International Accounting Standards 34, Interim Financial Reporting, dated November 9, 2017, or the “Interim Financial Statements”;

•	our management’s discussion and analysis dated November 9, 2017 of financial condition and results of operations for the three and nine months ended September 30, 2017 and 2016;

•

our material change report dated December 1, 2017 relating to the offering of 1,950,000 Common Shares and 400,000 Series II Non-Voting Convertible Preferred Shares at a price of US$8.50 per share for gross proceeds of approximately US$20 million;

•

our material change report dated June 13, 2017 relating to the offering of 2,750,000 Common Shares and 3,250,000 Series II Non-Voting Convertible First Preferred Shares, or “Series II Preferred Shares”, at a price of US$5.00 per share for aggregate gross proceeds of approximately US$30 million; and

•	our material change report dated February 7, 2017 relating to our plan to advance a second SIRPαFc fusion protein, TTI-622, into clinical testing.

Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports), and all other documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in this Prospectus, if filed by us with the securities commissions or similar authorities in the provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia after the date of this Prospectus and prior to the termination of any offering of Securities hereunder, shall be deemed to be incorporated by reference in this Prospectus. Upon a new annual information form and related audited annual financial statements and management’s discussion and analysis being filed by us with, and where required, accepted by, the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia during the term of this Prospectus, the previous audited annual information form, including all amendments thereto, the previous annual financial statements and all interim unaudited financial statements (including any management’s discussion and analysis related thereto), material change reports and information circulars filed prior to the commencement of the fiscal year in which the new annual information is filed, shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part. In addition, any document filed by us with, or furnished by us to, the SEC pursuant to the United States Securities Exchange Act of 1934, as amended, or the “Exchange Act”, subsequent to the date of this Prospectus and prior to the date that is 25 months from the date of this Prospectus shall be deemed to be incorporated by reference into the registration statement of which this Prospectus forms a part, if and to the extent provided in such report.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

One or more Prospectus Supplements containing the specific variable terms for an issue of the Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

Any “template version” of “marketing materials” (as such terms are defined in National Instrument 41-101 - General Prospectus Requirements of the Canadian Securities Administrators ) pertain to a distribution of Securities, and filed by us after the date of the Prospectus Supplement for the distribution and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, we file reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by us with, or furnished to, the SEC may be inspected and copied at the public reference facilities maintained by the SEC in the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549 by paying a fee. You may call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information regarding the public reference facilities. The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act with respect to the Securities. This Prospectus, including the documents incorporated by reference into this Prospectus, which forms a part of that registration statement, does not contain all of the information set forth in the registration statement, certain parts of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to our corporation and the Securities, reference is made to the registration statement and the exhibits thereto. Statements contained in this Prospectus, including the documents incorporated by reference into this Prospectus, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference. The registration statement can be found on EDGAR at the SEC’s website at www.sec.gov.

THE CORPORATION

The following is a summary of information pertaining to us and does not contain all the information about us that may be important to prospective investors. Prospective investors should read the more detailed information including, but not limited to, the AIF, financial statements and related notes, that are incorporated by reference into and are considered to be a part of this Prospectus.

General

The Corporation was incorporated under the Business Corporations Act (Alberta) on March 31, 2004 as Neurogenesis Biotech Corp. On October 19, 2004, the Corporation amended its articles of incorporation to change its name to Stem Cell Therapeutics Corp. (“SCT”) and on November 7, 2013 SCT was continued under the Business Corporations Act (Ontario). Articles of amalgamation were filed on June 1, 2014 to amalgamate SCT with its wholly-owned subsidiary, Trillium Therapeutics USA Inc., and the amalgamated entity continued to operate under the name Trillium Therapeutics Inc. On January 1, 2017 the Corporation amalgamated with its wholly-owned subsidiary Fluorinov.

We are a company domiciled in Ontario, Canada. Our head office and registered office is located at 2488 Dunwin Drive, Mississauga, Ontario, Canada, L5L 1J9. We have one wholly-owned subsidiary, Trillium Therapeutics USA Inc., which was incorporated March 26, 2015 in the State of Delaware

Our Common Shares are listed on the TSX and the NASDAQ under the symbol “TRIL”.

Summary Description of Business

We are a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. Our lead program, TTI-621, is a SIRPαFc fusion protein that consists of the extracellular CD47-binding domain of human SIRPα linked to the Fc region of a human immunoglobulin G1, or IgG1. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. The IgG1 Fc region of TTI-621 may also assist in the activation of macrophages by engaging Fc receptors. Two Phase I clinical trials evaluating TTI-621 are ongoing. A second SIRPαFc fusion protein, TTI-622, is in preclinical development. TTI-622 consists of the extracellular CD47-binding domain of human SIRPα linked to a human immunoglobulin G4, or IgG4 Fc region, which has a decreased ability to engage Fc receptors than an IgG1 Fc. We plan to submit an IND for TTI-622 in the second half of 2017 and begin recruiting patients into a Phase I clinical trial in early 2018. Both SIRPαFc fusion proteins enable CD47 blockade with different levels of Fc receptor engagement on macrophages and thus may find unique applications.

We also have a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities with improved pharmacological properties from validated drugs and drug candidates. Stemming from this platform are two preclinical programs: an epidermal growth factor receptor, or EGFR antagonist with increased uptake and retention in the brain and an orally-available bromodomain inhibitor. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

RISK FACTORS

Before deciding to invest in any Securities, prospective purchasers of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities. An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting us and our business are provided in the documents incorporated by reference in this Prospectus, including in our most recent AIF under the heading “Risk Factors”.

Any one of such risk factors could materially affect our business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements and information relating to us. Additional risks and uncertainties not currently identified by us or that we currently believe not to be material also may materially and adversely affect our business, financial condition, operations or prospects.

No Assurance of Active or Liquid Market

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such Securities trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates, the markets for similar securities, general economic conditions and our financial condition, historic financial performance and future prospects.

There is currently no market through which the Securities (other than the Common Shares) may be sold and purchasers may not be able to resell such securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation.

Public Markets and Share Prices

The market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, NASDAQ or any other stock exchange could be subject to significant fluctuations in response to variations in our operating results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, NASDAQ or any other stock exchange regardless of the operating performance of Trillium. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the operating performance of issuers. Market fluctuations may adversely impact the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, NASDAQ or any other stock exchange. There can be no assurance of the price at which the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, NASDAQ or any other stock exchange will trade.

Additional Issuances and Dilution

We may issue and sell additional securities to finance our operations. We cannot predict the size or type of future issuances of our securities or the effect, if any, that future issuances and sales of securities will have on the market price of any of our securities issued and outstanding from time to time. Sales or issuances of substantial amounts of our securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our securities issued and outstanding from time to time. With any additional sale or issuance of our securities, holders will suffer dilution with respect to voting power and may experience dilution in our earnings per share. Moreover, this Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of our issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

We have Broad Discretion in the Use of the Net Proceeds from this Offering

Our management will have broad discretion with respect to the application of net proceeds received from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve our results of operations or enhance the value of the Common Shares or any other securities outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business or cause the price of our securities issued and outstanding from time to time to decline.

DIVIDENDS

We have not paid any dividends on our Common Shares since the beginning of our most recently completed financial year. While we are not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the Business Corporations Act (Ontario), we do not intend to pay dividends on any of our Common Shares in the foreseeable future.

USE OF PROCEEDS

Unless otherwise indicated in an applicable Prospectus Supplement relating to an offering of Securities, we will use the net proceeds that we receive from the sale of Securities for (i) ongoing research and development activities; (ii) working capital and general corporate purposes, which may include advancing the development of our SIRPαFc program; and (iii) investment in other development programs. Specific information about the use of net proceeds will be described in the applicable Prospectus Supplement.

CONSOLIDATED CAPITALIZATION

Since September 30, 2017, the date of the Interim Financial Statements, there have been no material changes in our capitalization other than as set out below.

An aggregate of 13,332 Common Shares were issued between November 24, 2017 and December 5, 2017 as a result of the exercise of warrants of the Company as detailed in the table below:

Date	Number of Warrants	Number of Common	Exercise Price
	Exercised	Shares Issued
November 24, 2017	15,000	500	$12.00
November 28, 2017	30,000	1,000	$12.00
November 30, 2017	230,000	7,666	$12.00
December 1, 2017	30,000	1,000	$12.00
December 4, 2017	60,000	2,000	$12.00
December 5, 2017	34,980	1,166	$12.00
Total	399,980	13,332

On November 3, 2017, 30,012 Common Shares were issued upon the conversion of 900,364 Series I First Preferred Shares. On November 7, 2017, 359,202 Common Shares were issued upon the conversion of 359,202 Series II First Preferred Shares.

On December 1, 2017, an aggregate of 1,950,000 Series II First Preferred Shares and 400,000 Common Shares were issued pursuant to a non-brokered private placement at a price of US$8.50 per share for aggregate gross proceeds of US$19,975,000.

PRIOR SALES

Information in respect of the Common Shares that were issued within the previous 12 month period, Common Shares that were issued upon the exercise of options or warrants or upon the conversion of First Preferred Shares, and in respect of the grant of options to acquire Common Shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to the Prospectus Supplement.

DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Common Shares

The authorized capital of Trillium consists of an unlimited number of Common Shares. The holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders and to one vote per share held at each such meetings. They are also entitled to receive dividends as determined and declared by our board of directors.

Subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to or concurrently with the holders of the common shares, our board of directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Corporation.

In the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares entitled to receive our assets upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction.

Class B Shares

The holders of the Class B Shares are entitled to receive notice of and to attend any meeting of our shareholders but shall not be entitled to vote any of their Class B Shares at any such meeting. Each issued and fully paid Class B Share may at any time be converted, at the option of the holder, into one Common Share.

First Preferred Shares

The First Preferred Shares may at any time and from time to time be issued in one or more series and our board of directors may before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

The First Preferred Shares are entitled to priority over the Common Shares and Class B Shares and all other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

The First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series with respect to priority in the payment of dividends and in the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up its affairs.

Series I First Preferred Shares

The holders of Series I Non-Voting Convertible First Preferred Shares, or the “Series I First Preferred Shares”, are not entitled to vote at any meeting of our shareholders (except in limited circumstances provided for in the Business Corporations Act (Ontario)).

The holders of Series I First Preferred Shares are entitled to receive dividends as determined and declared at the discretion of our board of directors on a parity basis with the holders of shares of the other series of First Preferred Shares and, at the discretion of our board of directors, either in priority to, or equally on a share-for-share basis with, holders of our Common Shares or Class B Shares. If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends, with respect to shares of a series of our First Preferred Shares is not paid in full, the shares of the series will participate on a pro rata basis with the shares of all other series of that class of shares with respect to all accumulated cumulative dividends, whether or not declared, and all declared non-cumulative dividends.

Each issued and fully paid Series I First Preferred Share may at any time be converted, at the option of the holder, into one thirtieth (1/30th) of a Common Share, subject to adjustment. Notwithstanding the foregoing, holders of Series I First Preferred Shares will be prohibited from converting Series I First Preferred Shares into Common Shares if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% (which the holder may elect to increase or decrease by written notice to us to any other percentage specified in such notice, provided that any increase (but not decrease) will not be effective until the 61st day after such notice) of the total number of our Common Shares then issued and outstanding, unless the holder gives us at least 61 days prior notice of an intent to convert into Common Shares that would cause the holder to own more than 4.99% of the total number of our Common Shares then issued and outstanding.

In addition, we will not be required to deliver to a holder any Common Shares upon a conversion of our Series I First Preferred Shares into Common Shares if our Common Shares are then listed and posted for trading on the Toronto Stock Exchange (or the TSX Venture Exchange) and to the extent that the conversion would result in the holder, together with any person acting jointly or in concert with the holder within the meaning of the Securities Act (Ontario), beneficially owning or exercising control or direction over Common Shares representing more than:

1.	9.99% of our outstanding Common Shares unless the holder (or, where the holder is not an individual, any director, officer or insider of the holder) has first provided:

(a)	the stock exchange with a personal information form pursuant to the rules of that stock exchange and the form has been approved by the stock exchange; and

(b)	a copy of the approval of the personal information form by the stock exchange to us; and

2.

19.99% of our outstanding Common Shares, unless we have received approval from the stock exchange and the holders of our Common Shares of the issuance of Common Shares at a meeting of holders of Common Shares which we will call, at our expense, in accordance with the applicable policies of the stock exchange.

In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, or in the event of a reduction or redemption of our capital stock, the holders of Series I First Preferred Shares are entitled to receive an amount per share equal to that amount of money that we received as consideration for such Series I First Preferred Shares or, in the event that Series I First Preferred Shares were not issued for money, then the amount equal to the fair value of any property we received as consideration for the issuance of such Series I First Preferred Shares divided by the number of Series I First Preferred Shares issued, the whole before any amount shall be paid by us or any of our assets shall be distributed to holders of our Common Shares and Class B Shares. After such payment, the holders of Series I First Preferred Shares are not entitled to share in any further distribution of our property or assets. If any amount payable on return of capital in the event of our liquidation, dissolution or winding-up in respect of shares of a series of our First Preferred Shares is not paid in full, the shares of the series will participate on a pro rata basis with the shares of all other series of that class of shares with respect to all amounts payable on return of capital in the event of our liquidation, dissolution or winding-up.

If a fundamental transaction (as defined below) occurs while any of the Series I First Preferred Shares are outstanding, then a holder of Series I First Preferred Shares shall have the right to receive (in exchange for such shares) in the event that our common shares are exchanged for other securities, cash or property in the fundamental transaction, the same kind and amount of securities, cash and property as it would have been entitled to receive upon the occurrence of such fundamental transaction if such holder had been, immediately prior to such fundamental transaction, the holder of our common shares. If the holders of our common shares are given any choice as to the securities, cash or property to be received in a fundamental transaction, then the holder of our Series I First Preferred Shares shall be given the same choice as to the alternate consideration it receives upon any conversion of Series I First Preferred Shares following such fundamental transaction.

In the event of a “takeover bid” that is a “formal bid” (as such terms are defined in the Securities Laws in the Province of Ontario) for our common shares, the offeror of such bid shall make an offer to acquire the same percentage of our outstanding Series I First Preferred Shares as the percentage of our common shares for which the formal bid is being made, and such offer shall be on the same terms and for the same amount and kind of per share consideration, as adjusted, that is offered to the holders of our common stock under the formal bid.

To the extent necessary to effectuate these provisions, to the extent the surviving corporation following a fundamental transaction is not our company, any successor or surviving entity in the fundamental transaction shall include in its organizational documents shares having the same terms and conditions as our Series I First Preferred Shares and shall issue to the holders of our Series I First Preferred Shares new preferred shares consistent with the foregoing provisions.

“Fundamental Transaction” means (A) we effect any amalgamation, merger, business combination or other transaction with another person, other than a wholly-owned subsidiary, or an arrangement pursuant to the Business Corporations Act (Ontario) or another transaction pursuant to which a person, or group of person acting jointly or in concert, acquires all of our issued and outstanding common shares, (B) we effect any sale, lease or other disposition of all or substantially all of our assets, or (C) we effect any reclassification of our common shares or any compulsory share exchange pursuant (other than as a result of certain dividends or subdivisions) to which our common shares are effectively converted into or exchanged for other securities, cash or property, or any similar transaction or series of transactions involving us or our subsidiaries, directly or indirectly.

Series II First Preferred Shares

The holders of Series II First Preferred Shares are not entitled to vote at any meeting of our shareholders (except in limited circumstances provided for in the Business Corporations Act (Ontario)).

The holders of Series II First Preferred Shares are entitled to receive dividends as determined and declared at the discretion of our board of directors on a parity basis with the holders of shares of the other series of First Preferred Shares and, at the discretion of our board of directors, either in priority to, or equally on a share-for-share basis with, holders of our Common Shares or Class B Shares. If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends, with respect to shares of a series of our First Preferred Shares is not paid in full, the shares of the series will participate on a pro rata basis with the shares of all other series of that class of shares with respect to all accumulated cumulative dividends, whether or not declared, and all declared non-cumulative dividends.

Each issued and fully paid Series II First Preferred Share may at any time be converted, at the option of the holder, into one common share, subject to adjustment. Notwithstanding the foregoing, holders of Series II First Preferred Shares will be prohibited from converting Series II First Preferred Shares into Common Shares if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% (which the holder may elect to increase or decrease by written notice to us to any other percentage specified in such notice, provided that any increase (but not decrease) will not be effective until the 61st day after such notice) of the total number of our Common Shares then issued and outstanding, unless the holder gives us at least 61 days prior notice of an intent to convert into Common Shares that would cause the holder to own more than 4.99% of the total number of our Common Shares then issued and outstanding.

In addition, we will not be required to deliver to a holder any Common Shares upon a conversion of our Series II First Preferred Shares into Common Shares if our Common Shares are then listed and posted for trading on the Toronto Stock Exchange (or the TSX Venture Exchange) and to the extent that the conversion would result in the holder, together with any person acting jointly or in concert with the holder within the meaning of the Securities Act (Ontario), beneficially owning or exercising control or direction over Common Shares representing more than:

1.	9.99% of our outstanding Common Shares unless the holder (or, where the holder is not an individual, any director, officer or insider of the holder) has first provided:

(a)	the stock exchange with a personal information form pursuant to the rules of that stock exchange and the form has been approved by the stock exchange; and

(b)	a copy of the approval of the personal information form by the stock exchange to us; and

2.

19.99% of our outstanding Common Shares, unless we have received approval from the stock exchange and the holders of our Common Shares of the issuance of Common Shares at a meeting of holders of Common Shares which we will call, at our expense, in accordance with the applicable policies of the stock exchange.

In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, or in the event of a reduction or redemption of our capital stock, the holders of Series II First Preferred Shares are entitled to receive an amount per share equal to that amount of money that we received as consideration for such Series II First Preferred Shares or, in the event that Series II First Preferred Shares were not issued for money, then the amount equal to the fair value of any property we received as consideration for the issuance of such Series II First Preferred Shares divided by the number of Series II First Preferred Shares issued, the whole before any amount shall be paid by us or any of our assets shall be distributed to holders of our Common Shares and Class B Shares. After such payment, the holders of Series II First Preferred Shares are not entitled to share in any further distribution of our property or assets. If any amount payable on return of capital in the event of our liquidation, dissolution or winding-up in respect of shares of a series of our First Preferred Shares is not paid in full, the shares of the series will participate on a pro rata basis with the shares of all other series of that class of shares with respect to all amounts payable on return of capital in the event of our liquidation, dissolution or winding-up.

If a fundamental transaction (as defined below) occurs while any of the Series II First Preferred Shares are outstanding, then a holder of Series II First Preferred Shares shall have the right to receive (in exchange for such shares) in the event that our common shares are exchanged for other securities, cash or property in the fundamental transaction, the same kind and amount of securities, cash and property as it would have been entitled to receive upon the occurrence of such fundamental transaction if such holder had been, immediately prior to such fundamental transaction, the holder of our common shares. If the holders of our common shares are given any choice as to the securities, cash or property to be received in a fundamental transaction, then the holder of our Series II First Preferred Shares shall be given the same choice as to the alternate consideration it receives upon any conversion of Series II First Preferred Shares following such fundamental transaction.

In the event of a “takeover bid” that is a “formal bid” (as such terms are defined in the Securities Laws in the Province of Ontario) for our common shares, the offeror of such bid shall make an offer to acquire the same percentage of our outstanding Series II First Preferred Shares as the percentage of our common shares for which the formal bid is being made, and such offer shall be on the same terms and for the same amount and kind of per share consideration, as adjusted, that is offered to the holders of our common stock under the formal bid.

To the extent necessary to effectuate these provisions, to the extent the surviving corporation following a fundamental transaction is not our company, any successor or surviving entity in the fundamental transaction shall include in its organizational documents shares having the same terms and conditions as our Series II First Preferred Shares and shall issue to the holders of our Series II First Preferred Shares new preferred shares consistent with the foregoing provisions.

“Fundamental Transaction” means (A) we effect any amalgamation, merger, business combination or other transaction with another person, other than a wholly-owned subsidiary, or an arrangement pursuant to the Business Corporations Act (Ontario) or another transaction pursuant to which a person, or group of person acting jointly or in concert, acquires all of our issued and outstanding common shares, (B) we effect any sale, lease or other disposition of all or substantially all of our assets, or (C) we effect any reclassification of our common shares or any compulsory share exchange pursuant (other than as a result of certain dividends or subdivisions) to which our common shares are effectively converted into or exchanged for other securities, cash or property, or any similar transaction or series of transactions involving us or our subsidiaries, directly or indirectly.

Warrants

The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants. Warrants may be offered separately or in combination with one or more other Securities.

The description of the general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	the currency or currency unit in which the Warrants are denominated (f other than Canadian dollars);

•	the designation and terms of the Common Shares and the First Preferred Shares that may be acquired upon exercise of the Warrants;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•

the number of Common Shares or First Preferred Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Warrants.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

Units

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

This description will include, where applicable:

•	the designation and aggregate number of Units offered;

•	the price at which the Units will be offered;

•	the currency or currency unit in which the Units are denominated (if other than Canadian dollars);

•	the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Units.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

Subscription Receipts

The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement.

Subscription Receipts may be offered separately or together with other Securities, as the case may be. The Subscription Receipts may be issued under a subscription receipt agreement.

The applicable Prospectus Supplement will include details of any subscription receipt agreement covering the Subscription Receipts being offered. A copy of any subscription receipt agreement relating to an offering of Subscription Receipts will be filed by us with the relevant securities regulatory authorities in Canada after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description may include, without limitation, the following (where applicable):

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

•	the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

•	the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	certain material United States and Canadian tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

MARKET FOR SECURITIES

Our Common Shares trade on the TSX and on the NASDAQ under the symbol “TRIL”. On January 4, 2018, being the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $9.87and on the NASDAQ was US$7.95. The following table sets forth, for the periods indicated, (i) the reported high and low prices (USD) and the volume of common shares traded for each month on NASDAQ; and (ii) the reported high and low prices and volume of common shares traded for each month on the TSX:

	TSX			NASDAQ
Calendar Period	High	Low	Average	High	Low	Average
	($)	($)	Volume	(US$)	(US$)	Volume
December 2016	10.27	7.12	457,274	7.945	5.25	3,641,631
January 2017	8.18	5.90	323,944	6.30	4.50	1,950,986
February 2017	9.01	6.15	418,307	6.90	4.70	2,357,995
March 2017	9.30	7.44	213,912	7.10	5.505	1,345,793
April 2017	9.30	7.91	136,543	6.95	5.85	914,112
May 2017	8.77	6.57	136,801	6.40	4.975	1,306,809
June 2017	6.89	5.60	80,163	5.05	4.30	1,457,332
July 2017	6.29	5.39	55,808	5.05	4.15	631,676
August 2017	6.14	5.26	93,533	5.05	4.15	602,277
September 2017	6.52	5.45	85,167	5.35	4.45	1,337,546
October 2017	9.89	6.27	265,105	7.75	4.901	2,815,763
November 2017	16.80	9.98	721,421	13.30	8.70	4,699,742
December 2017	14.84	8.51	324,436	11.60	6.60	3,668,133
January 1-4, 2017	10.50	9.26	23,405	8.40	7.25	331,756

PLAN OF DISTRIBUTION

We may, from time to time, during the 25-month period that this Prospectus, including any amendments and supplements hereto, remains valid, offer for sale and issue Securities up to an aggregate of US$150,000,000.

We may offer and sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The Prospectus Supplement relating to any offering of Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers, placement agents or intermediaries and any fees or compensation payable to them in connection with the offering and sale of a particular issue of Securities, the public offering price or prices of the Securities and the proceeds to us from the sale of the Securities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, including in transactions that are deemed to be “at-the-market distributions” (as defined in National Instrument 44-102 Shelf Distributions, or “NI 44-102”), including sales made directly on the TSX, NASDAQ or other existing trading markets for the Securities, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement. Any such transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102 will be conducted in accordance with applicable securities legislation in Canada and will be subject to regulatory approval. In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers, placement agents or other intermediaries that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

Under agreements which may be entered into by us, underwriters, dealers, placement agents and other intermediaries who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers, placement agents or other intermediaries may be required to make in respect thereof. The underwriters, dealers, placement agents and other intermediaries with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business. Any offering of First Preferred Shares, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the First Preferred Shares, Warrants, Units or Subscription Receipts may be sold and purchasers may not be able to resell First Preferred Shares, Warrants, Units or Subscription Receipts purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the First Preferred Shares, Warrants, Units or Subscription Receipts in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the First Preferred Shares, Warrants, Units or Subscription Receipts, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the First Preferred Shares, Warrants, Units or Subscription Receipts or as to the liquidity of the trading market, if any, for the First Preferred Shares, Warrants, Units or Subscription Receipts.

Subject to applicable securities legislation, in connection with any offering of Securities under this Prospectus, other than an “at-the-market distribution”, the underwriters, dealers or agents, if any, may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be interrupted or discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution”, as defined in NI 44-102, no affiliate of such an underwriter, dealer or agent and no person acting jointly or in concert with such an underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

INCOME TAX CONSIDERATIONS

Owning any of our securities may subject you to tax consequences both in the United States and Canada.

Although the applicable Prospectus Supplement may describe certain Canadian or United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered under this Prospectus by an initial investor, the Prospectus Supplement may not describe these tax consequences fully. You should consult your own tax adviser with respect to your particular circumstances.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part: the documents listed under “Documents Incorporated by Reference”; consents of accountants and counsel; and powers of attorney from some of our directors and officers. A copy of any applicable form of warrant agreement will be filed by post-effective amendment to the registration statement or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities will be passed upon on our behalf by Baker & McKenzie LLP and Goodwin Procter LLP. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be. As at the date hereof, the designated professionals of Baker & McKenzie LLP and Goodwin Procter LLP collectively beneficially own, directly or indirectly, less than 1% of our outstanding securities.

EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus , either directly or in a document incorporated by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.

Our auditors are Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Ontario, Canada. Our Annual Financial Statements incorporated by reference in this Prospectus and registration statement have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, as indicated in their report dated March 9, 2017, incorporated herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Ernst & Young LLP, as external auditors, are independent of us within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the United States Public Company Accounting Oversight Board.

REGISTRAR AND TRANSFER AGENT

Our registrar and transfer agent in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario and the co-registrar and co-transfer agent in the United States is Computershare Trust Company, N.A., at its offices in Canton, Massachusetts.

PURCHASERS’ CONTRACTUAL RIGHTS

Original purchasers of First Preferred Shares, Warrants and Subscription Receipts offered on a stand-alone basis (and not as part of a Unit) will have a contractual right of rescission following the conversion or exercise of such securities in the event that this Prospectus, as supplemented by the Prospectus Supplement pursuant to which such Securities are issued, or any amendment thereto, contains a misrepresentation. The contractual right of rescission will entitle such original purchasers to receive from us, upon surrender of the applicable underlying Securities issued upon conversion or exercise of such Securities, the amount paid for such convertible or exercisable Securities, provided that: (i) the conversion or exercise takes place within 180 days of the date of the purchase of the convertible or exercisable Securities under this Prospectus, as supplemented by the Prospectus Supplement pursuant to which such Securities are issued; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such convertible or exercisable Securities under this Prospectus, as supplemented by the Prospectus Supplement pursuant to which such Securities are issued.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to the securities purchaser by a purchaser and any amendment thereto. The legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages, if the prospectus, the accompanying prospectus supplement relating to the securities purchaser or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

Original purchasers of First Preferred Shares, Warrants and Subscription Receipts offered on a stand-alone basis (and not as part of a Unit) are advised that in an offering of such Securities, the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the convertible or exercisable Security was offered to the public under the prospectus offering. This means that under the securities legislation of certain provinces, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages in such provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages, or consult with a legal adviser.